NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED NOVEMBER 30, 2007

March 2, 2008

NOVAGOLD RESOURCES INC.
(the “Company”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Preliminary Notes

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains forward-looking statements concerning the Company’s plans at the Donlin Creek project, Nome Operations (comprising Rock Creek, Big Hurrah and Nome Gold), the Galore Creek project and the Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the Company’s ability to finance the development of its mineral properties;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  commodity price fluctuations;
  risks related to the Company’s current practice of not using hedging arrangements;
  currency fluctuations;
  risks related to governmental regulation, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  the Company’s need to attract and retain qualified management and technical personnel;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Company’s mineral properties;
  the Company’s history of losses and expectation of future losses;
  risks related to the integration of new acquisitions into the Company’s existing operations;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  risks related to increases in demand for equipment, skilled labour and services needed for exploration and development of mineral properties and related cost increases;
  increased competition in the mining industry; and
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the

Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Saddle mineralization adjacent to the Rock Creek property and the Shotgun mineralization.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Aggregate

Any of several hard, inert materials, such as sand, gravel, slag or crushed stone, mixed with a cement or bituminous material to form concrete, mortar or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver and gold.

Alteration	Refers to the process of hydrothermal fluids (hot water) changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate and clay minerals).

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Gossan

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and, rarely, sulphates.

g/t or gpt	Grams per metric tonne.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See “Preliminary Notes – Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve

Under CIM standards, a Mineral Reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mineral reserves, proven mineral reserves and probable mineral reserves presented under CIM standards may not conform with the definitions of “reserves” or “proven reserves” or “probable reserves” under United States standards. See “Preliminary Notes – Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

Mineral reserves under CIM standards are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest

Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock containing metallic or non-metallic materials that can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground, have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine-grained matrix.

Pyrite	An iron sulphide mineral (FeS2 ), the most common naturally occurring sulphide mineral.

Reverse Circulation (RC)	A type of drilling using dual-walled drill pipe in which the material drilled, water and mud are circulated up the center pipe while the air is blown down the outside pipe.

Schist	A medium-to-course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three-dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

t/d or tpd	Metric tonnes per day.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on February 29, 2008 was C$0.9798 per US$1.00 and on November 30, 2007 was C$1.0008 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the closing rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended November 30,
	2007	2006	2005

Rate at end of period	1.0000	1.1422	1.1669
Average rate based on last day each month	1.0812	1.1302	1.2123
High for period	0.9215	1.0983	1.1627
Low for period	1.1855	1.1731	1.2696

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Meters	0.304800
Miles	Kilometers	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2007

ITEM 1      INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at Purdy’s Wharf, Tower II, 1300 – 1969 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2V1. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly-owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, NovaGold Canada Inc. (formerly SpectrumGold Inc.) and NovaGreenPower Inc. (formerly Coast Mountain Power Corp.) and its wholly-owned subsidiaries (collectively, “NovaGreenPower”).

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies. All ownership is 100%.

All of the above companies are sometimes referred to collectively herein as the “Company” or “NovaGold”.

ITEM 2       GENERAL DEVELOPMENT OF THE BUSINESS

Description of the Business

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and British Columbia. The Company is advancing its projects from exploration and development stage to construction. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. The Company’s portfolio of properties includes:

Donlin Creek, an advanced-stage exploration project held by a limited liability company that is owned 50% by the Company and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick Gold Corporation (collectively “Barrick”), is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 29.4 million ounces of gold and additional inferred resources of 3.5 million ounces of gold.

Rock Creek and Big Hurrah is anticipated to be NovaGold’s first production project. Rock Creek and Big Hurrah have 0.5 million ounces of gold reserves with additional indicated resources of 0.3 million ounces of gold and inferred resources of 0.1 million ounces of gold. Construction on Rock Creek commenced in the summer of 2006. Anticipated production from Rock Creek and Big Hurrah is expected to be at an average annual rate of approximately 100,000 ounces of gold with commercial production starting in mid- 2008.

Galore Creek is a large copper-gold-silver project located in northwestern British Columbia held by a partnership in which NovaGold and Teck Cominco Limited (“Teck Cominco”) each have a 50% interest. The Galore Creek project is the subject of an October 2006 feasibility study; however, construction at the Galore Creek project has been suspended while the Company and Teck Cominco reassess the project and evaluate alternative development strategies in light of information indicating increased capital costs and a longer construction schedule from those contemplated by the feasibility study. A revised resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3  million ounces of gold and 123 million ounces of silver, with additional inferred resources, including the Copper Canyon deposit of which NovaGold holds 60% (held in trust for the Galore Creek Partnership), of 3.6 billion pounds of copper, 3.8 million ounces of gold and 65 million ounces of silver.

Ambler, in which NovaGold is earning a 51% interest in joint venture with subsidiaries of Rio Tinto plc (“Rio Tinto”), is a large, high-grade earlier stage polymetallic massive sulphide deposit with indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 0.5 million ounces of gold, 32.3 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 0.9 billion pounds of copper, 1.3 billion pounds of zinc, 0.3 million ounces of gold, 18.6 million ounces of silver and 210 million pounds of lead.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska, earning $1–$3 million annually.

For the purposes of NI 43-101, NovaGold’s material properties are the Donlin Creek project, the Rock Creek project and the Galore Creek project.

Summary of Reserves

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property 100% Ownership	Reserve Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Rock Creek 0.6 g/t Cutoff (assumed US$500/oz Au price)	Probable	7.8	1.3					0.3					0.3		0.3
Big Hurrah 1.33 g/t Cutoff (assumed US$500/oz Au price)	Probable	1.2	4.8					0.2					0.2		0.2
Total Probable Reserves		9.0	1.8					0.5					0.5		0.5

Summary of Measured, Indicated, Inferred and Historical Resources (1)

Donlin Creek (2) 0.76 g/t Cutoff 50% Ownership – 50% Owned by Barrick Gold Corporation (Calista Corporation has the right to acquire up to a 15% interest)
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Measured	4.3	2.7					0.4					0.2		0.2
Indicated	367.4	2.5					29.0					14.5		14.5
Total M&I	371.7	2.5					29.4					14.7		14.7

Inferred	46.5	2.3					3.5					1.7		1.7

Galore Creek (3) 0.21% CuEq Cutoff 50% Ownership – 50% Owned by Teck Cominco Limited
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Measured	4.7	0.4	4.4	0.5			0.1	0.7	54			0.03	0.3	0.04	27
Indicated	781.0	0.3	4.9	0.5			7.2	122.4	8,872			3.61	61.2	4.64	4,436
Total M&I	785.7	0.3	4.9	0.5			7.3	123.1	8,926			3.64	61.6	4.68	4,463

Inferred	357.7	0.2	3.7	0.4			2.1	42.5	2,858			1.03	21.2	1.39	1,429

Copper Canyon (4) 0.35% CuEq Cutoff 60% Ownership – NovaGold interest held in trust for the Galore Creek Partnership
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Inferred	164.8	0.5		7.2	0.4		2.9	37.9	1,160			1.7	22.8	2.1	696

Rock Creek 0.6 g/t Cutoff 100% Ownership
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Measured
Indicated	4.6	1.2					0.2					0.2		0.2
Total M&I	4.6	1.2					0.2					0.2		0.2

Inferred	2.0	1.1					0.1					0.1		0.1

Big Hurrah 1.0 g/t Cutoff 100% Ownership
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Measured
Indicated	0.9	2.7					0.08					0.08		0.08
Total M&I	0.9	2.7					0.08					0.08		0.08

Inferred	0.2	3.0					0.01					0.01		0.01

Saddle (5) 1.0 g/t Cutoff 100% Ownership
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Historical	3.6	2.2					0.3					0.3		0.3

Nome Gold (6) 0.2 g/m3 Cutoff 100% Ownership
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Volume m3	Au g/m3	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Measured	79.1	0.3					0.8					0.8		0.8
Indicated	83.8	0.3					0.8					0.8		0.8
Total M&I	162.9	0.3					1.6					1.6		1.6

Inferred	30.6	0.3					0.3					0.3		0.3

Ambler (7) $100 Gross Metal Value / Tonne Cutoff Earning 51% from Rio Tinto
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Measured
Indicated	16.8	0.8	59.6	4.1	6.0	0.9	0.5	32.3	1,538	2,237	350	0.2	16.5	0.5	785	1,141	179
Total M&I	16.8	0.8	59.6	4.1	6.0	0.9	0.5	32.3	1,538	2,237	350	0.2	16.5	0.5	785	1,141	179

Inferred	11.9	0.7	48.4	3.6	5.0	0.8	0.3	18.6	937	1,313	210	0.1	9.5	0.3	478	670	107

Shotgun (6) 0.5 g/t Cutoff 50% Ownership – 50% owned by TNR Resources
		In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Historical	32.8	0.9					1.0					0.5		0.5
Total	32.8	0.9					1.0					0.5		0.5

	Total Contained Metal					NovaGold Share Net After Earn-Ins
	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs
Total Probable Reserves Total Measured & Indicated (Exclusive of Reserves) Total Inferred Total Historical Resource	0.5					0.5		0.5
	38.9	155	10,465	2,237	350	20.4	78.0	21.7	5,248	1,141	179
	9.0	99	4,955	1,313	210	4.9	53.5	5.8	2,603	670	107
	1.2					0.8		0.8

Notes:

1.	These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.

2.	See numbered footnotes below on resource information. Resources shown in the right-hand columns are reported as net values to NovaGold after all project earn-ins.

3.	The gold equivalent (AuEq) is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

Resource Footnotes:

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

(2)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties, rather than gold grade alone. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$650/oz of gold. Assumptions for the LG shell included pit slopes varying by sector and pit area: mining cost is variable with depth, averaging US$1.57/t mined; process cost is calculated as the percent sulfur grade x US$2.09 + US$10.91; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. Blocks with a cost margin of US$0.01/t or higher above the variable cutoff were reported. Waste blocks within the open-pit shell surrounded by blocks above cutoff are included in resource estimate. Blocks above cutoff within the open-pit shell surrounded by blocks of waste are excluded from the resource estimate.

(3)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue / 2204.62 / US$1.55 / Cu Recovery. Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery) and is used for break-even mill feed/waste selection.

(4)

The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%.

(5)

These estimates include historical resources that are not NI 43-101 compliant. Technical reports describing these resources can be found on SEDAR (www.sedar.com). The historical resource for the Saddle deposit was completed by the Alaska Gold Company in 2000 and the historical resource for Shotgun was completed by NovaGold Resources Inc., in 1998. Although believed by NovaGold management to be relevant and reliable, these historical resources pre- date NI 43-101 and because they were not estimated in compliance with NI 43-101 procedures, they are not NI 43-101 resources. Historical resources were completed prior to the February 2001 adoption of NI 43-101 procedures. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

(6)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty.

(7)	Subject to an earn-in agreement with Rio Tinto.

Recent Developments

Donlin Creek

On December 1, 2007, the Company entered into an agreement with Barrick that provided for the conversion of the Donlin Creek joint venture into a new limited liability company (the “Donlin Creek LLC”), which is owned 50% by the Company and 50% by Barrick. Pursuant to the limited liability company agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made following the effective date of the agreement, by the Company paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will bear interest and be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

Galore Creek Partnership

On August 1, 2007, the Company formed a partnership with Teck Cominco with respect to the Galore Creek project (“Galore Creek Partnership”). Each of NovaGold and Teck Cominco has a 50% interest in the Galore Creek project. The activities of the Galore Creek Partnership are being conducted by the jointly managed Galore Creek Mining Corporation (“GCMC”). Under the original agreement, the Company contributed its assets in the Galore Creek project to the Galore Creek Partnership and Teck Cominco was to fund an initial contribution after which both partners would be equally responsible to fund the project going forward. In addition, under the terms of the original partnership agreement, the Company would receive up to US$50 million of preferential distributions once Galore Creek was fully operational, if partnership revenues exceeded certain established targets in the first year of commercial production.

On November 26, 2007, NovaGold announced that NovaGold and Teck Cominco had reached the decision to suspend construction activities at the Galore Creek project. In light of these developments, NovaGold and Teck Cominco amended the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco’s total earn-in will be approximately $403 million and the Company will receive up to US$25 million of preferential distributions once Galore Creek is fully operational, if partnership revenues exceed certain established targets in the first year of commercial production. Teck Cominco’s sole funding of project costs incurred after August 1, 2007 totals $264 million, and Teck Cominco has agreed to invest an additional $72 million in the partnership to be used over the next five years principally to reassess the project and evaluate alternative development strategies. NovaGold and Teck Cominco will fund the next $100 million of project costs one third and two thirds respectively, and will fund costs proportionately thereafter.

Acquisitions

On December 1, 2007, the Company, GCMC and Pioneer Metals Corporation (“Pioneer”) entered into a purchase and sale agreement whereby GCMC purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project and held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54 million.

On November 14, 2007, the Company provided notice to Copper Canyon Resources Ltd. that it had completed its earn-in requirements under the Copper Canyon Option Agreement (the “Copper Canyon Agreement”) dated October 1, 2003 between Eagle Plains Resources Ltd. (the agreement was transferred to Copper Canyon Resources Ltd.) and SpectrumGold Inc. (now NovaGold Canada Inc.) to earn a 60% interest in the Copper Canyon property. On February 12, 2008, NovaGold notified Copper Canyon Resources Ltd. that it would not exercise a second option for an additional 20% interest in the Copper Canyon property and, upon such notice, was deemed to have formed a joint venture with Copper Canyon Resources Ltd. to develop the property. NovaGold’s 60% interest in the Copper Canyon property is being held in trust for the Galore Creek Partnership.

On October 1, 2007, NovaGold announced that the Galore Creek Partnership and the Company’s subsidiary, Coast Mountain Hydro, had entered into a support agreement with BC Hydro and BC Transmission Corporation on the proposed high-capacity 287kV Northwest Transmission Line. The proposed line would deliver power from Terrace to Bob Quinn Lake, near the Galore Creek project. Under this agreement, GCMC would contribute approximately $158 million toward development of the 287kV-line infrastructure. The high-capacity 287kV Northwest Transmission Line would provide increased flexibility, power stability and capacity for the Galore Creek project at no additional cost.

On June 1, 2007, the Company completed the exercise of its option pursuant to an option agreement dated July 31, 2003 between SpectrumGold Inc. (now NovaGold Canada Inc.) and QIT-Fer et Titane Inc. and Hudson Bay Mining and Smelting Co., Limited (the “Galore Creek Option Agreement”), to purchase 100% of the mining claims of the main Galore Creek copper-gold-silver deposit by paying the final US$12.5 million of a US$20.3 million purchase price for the acquisition of Stikine Copper Limited, then owner of the core mineral claims at the Galore Creek project. NovaGold’s financial earn-in requirements under the Agreement were satisfied and all of Stikine Copper’s assets are now held by the Galore Creek Partnership.

On August 3, 2006, NovaGold completed the acquisition of all of the outstanding common shares and stock options of Coast Mountain Power Corp. (“Coast Mountain”) pursuant to a Plan of Arrangement between NovaGold and Coast Mountain. The Plan of Arrangement was approved by the Supreme Court of British Columbia on July 31, 2006. NovaGold issued approximately 2,512,000 common shares valued at $44.4 million in connection with the acquisition. On March 26, 2007, Coast Mountain changed its name to NovaGreenPower Inc. Coast Mountain is a “green power” company with run-of-river hydroelectric projects located near the Galore Creek project. Coast Mountain’s largest asset is the Forrest Kerr run-of-river hydroelectric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. The project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid.

Financings

On January 29, 2008, the Company sold its entire share holdings of US Gold Corp. for a sale price of $3.53 per share. The Company received net proceeds of $18.8 million, and recorded a gain of $15.3 million. On February 4, 2008, the Company announced that it had entered into an agreement with The Bank of Nova Scotia for a $30 million credit facility maturing on July 30, 2008. The credit facility provides the usual and customary representations and warranties, and covenants and negative covenants restricting the amount of indebtedness. Advances under the credit facility are subject to customary conditions.

On April 24, 2007, the Company issued by way of a public offering 12,500,000 common shares at a price of $18.33 (US$16.25) per share for net proceeds of $219 million.

On March 14, 2007, the Company sold its entire holdings in Pioneer at $1.00 per share for $5.9 million and recorded a gain of approximately $4.2 million.

On February 8, 2006, the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million.

On July 7, 2005, the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full-share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The warrants were out of the money on January 7, 2008 and expired unexercised.

ITEM  3       NARRATIVE DESCRIPTION OF THE BUSINESS

Donlin Creek Project, Alaska (“Donlin Creek”)

Donlin Creek is an advanced-stage gold project held by the Donlin Creek LLC, a limited liability company that is owned 50% by the Company and 50% by Barrick. Except for the information contained under the heading “Donlin Creek – 2006 Preliminary Economic Assessment” or as otherwise stated, the information in this section is based on the technical report dated February 5, 2008 (the “2008 Donlin Technical Report”) prepared by Kevin Francis, P.Geo., who is the Company’s Manager of Resources and a “Qualified Person” as defined in NI 43-101. The 2008 Donlin Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2008 Donlin Technical Report which is available for review on SEDAR located at www.sedar.com.

Donlin Creek – Property Description and Title

The Donlin Creek property is an advanced-stage gold project located in southwestern Alaska and is one of the largest known undeveloped gold deposits in the world, containing a measured and indicated resource estimated at 29.4 million ounces of gold and an additional inferred resource estimated at 3.5 million ounces of gold. The property is under lease from Calista Corporation (“Calista”) and The Kuskokwim Corporation, two Native Alaskan corporations. The Calista lease is in effect until 2015 and so long thereafter as mining or processing operations are carried out at the Donlin Creek property or good faith efforts are being made to place a mine on the property into production. Under the Calista lease, Calista, the owner of the subsurface rights of the property, has a right, within 90 days of issuance of a feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the elected pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista would receive credit for any public funding or other funding sources it secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation that does not rely on the facilities or economic viability of the original facility, then Calista will have an additional mutually exclusive back-in right on the same terms with respect to that facility.

An advance minimum royalty (“AMR”) on the Donlin Creek property of US$200,000 is payable to Calista annually until a feasibility study is completed, after which the AMR will increase to US$500,000 per year. Upon commencement of production, a net smelter return (“NSR”) royalty on production equal to the greater of 1.5% of the revenues from valuable minerals production and US$500,000 is payable to Calista, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Barrick and the Company. Thereafter, the annual NSR royalty on production will be increased to the greater of 4.5% of the revenues from valuable minerals production and US$500,000.

On July 14, 2001, the Company, through its wholly-owned subsidiary NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome (acquired by Barrick in January 2006), granting the Company the right to earn up to a 70% interest in the Donlin Creek property (“Option Agreement”). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten-year period towards exploration and development to earn a 70% interest in the Donlin Creek property. In November 2002, the Company earned title to a 70% interest in the property, with Placer Dome holding the remaining 30%, and a joint venture between the parties was effectively formed, the rights and obligations of which became those of Barrick in January 2006 following its acquisition of Placer Dome. During the latter half of 2006 and the majority of 2007, there was a dispute between the Company and Barrick regarding Barrick’s ability to meet the terms of the back-in agreement and acquire a 70% interest in the property, which would have had the effect of reducing the Company’s interest to 30%.

To resolve their differences, the Company and Barrick entered into a limited liability company agreement dated December 1, 2007 that provided for the conversion of the Donlin Creek joint venture into the Donlin Creek LLC, which is jointly owned by the Company and Barrick on a 50/50 basis. Pursuant to the limited liability company agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50 percent of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made following the effective date of the agreement, by the Company paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will bear interest and be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

Donlin Creek – Accessibility and Climate

The Donlin Creek property is located in southwestern Alaska, approximately 19 km north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The project has an all-season camp with facilities to house up to 160 people and an adjacent 1,500 meter long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km to the east and Aniak, 80 km to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 meters to 640 meters. Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations. The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure. Studies are underway in 2008 to consider potential power line access to the project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources. The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as “ACMA”) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as “Lewis”).

Donlin Creek – Project History, Drilling and Exploration

Various operators, including Western Gold Exploration and Mining Co. and Teck Cominco, undertook significant work on the property prior to 1995. Between 1995 and 2000, Placer Dome completed approximately 87,000 meters of diamond core drilling, 12,000 meters of reverse circulation drilling and 8,000 meters of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies.

From 2001 to 2002, NovaGold completed approximately 39,000 meters of core drilling, 11,000 meters of RC drilling, 89 meters of geotechnical drilling and 268 meters of water monitoring holes. NovaGold’s work on the property in 2002 focused on expanding the ACMA resource and defining mineralization and new resources in the adjacent prospect areas of Aurora, 400 Zone, Akivik and Vortex.

In 2003, Placer Dome elected to return as operator as per the joint venture agreement. Placer Dome’s work in 2003 included updating the resource estimation, calcium carbonate investigations and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material, and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

In early 2006, NovaGold reviewed and validated a mineral resource model constructed by Placer Dome. The resource estimates were made from a three-dimensional (“3D”) block model using proprietary Placer Dome mine modeling software. The resource estimate is considered reliable but is irrelevant given the material amount of drilling completed since January 2006. In January 2006, Barrick acquired control of Placer Dome.

Barrick focused on resource conversion, geotechnical investigation, metallurgical and environmental studies from 2006 through 2007. Work included 135,362 meters of primarily HQ core (resource infill, geotechnical, metallurgical, condemnation) in 359 holes in Lewis and ACMA, continued environmental baseline studies, water geochemistry, peat exploration, wind power generation studies and metallurgical studies.

Donlin Creek – Geological Setting

The Donlin Creek project geology consists of a thick sequence of Cretaceous Kuskowim Group sedimentary rocks intruded by late Cretaceous to early Tertiary felsic intrusive rocks. The sedimentary section consists of inter-bedded greywacke, shale and siltstone. The overall bedding strikes west-northwest and generally dips shallowly to the south, though in the ACMA area and further south of Lewis an important overturned fold is present. Thin inter-bedded shales within the Kuskokwim group are an important control on the emplacement of intrusive sills. The intrusive units, both dykes and sills, are the primary hosts of mineralization and consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills predominate in the ACMA and southern Lewis areas, whereas dykes dominate in the North Lewis area. The dykes and sills range from a few meters to more than 60 meters in width.

The Donlin Creek project area lies between two major north-east trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant northeast to east-northeast and northwest to west-northwest trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek region is inferred to be right lateral on northeast structures and left lateral on northwest faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement is speculative.

Donlin Creek – Alteration and Mineralization

Gold mineralization at Donlin Creek consists of low temperature epithermal assemblage characterized by pyrite, auriferous arsenopyrite, stibnite, native arsenic and realgar occurring as both north-northeast trending extensional vein/fracture zones and disseminations. Gold grades are best developed where structural zones intersect favourable host lithologies, specifically the intrusive dykes and sills, and the more massive greywacke units within the sedimentary section. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently north-northeast of the compressive structural regime. Intrusive dykes which feed the voluminous sill package present at Donlin Creek also strike north-northeast. The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization. Alteration is characterized by the extensive development of illite, kaolinite and ankerite.

Donlin Creek – Metallurgy

Metallurgical testwork, under the direction of Barrick, appears to have been completed to sufficient detail to support a feasibility study. Gold is mainly carried by arsenopyrite. Variation is observed in processing behaviour between intrusives and sediments, but less so between the geographical sources. Concentration by flotation is efficient, being 91 to 97% for intrusives and 82 to 89% for sediments. Generally, direct cyanidation yields less than 10% gold recovery, whereas oxidation of the sulphides prior to cyanidation yields recoveries exceeding 90% for intrusives and 78 to 89% for the sediments.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

  concentration by flotation using nitrogen;
  high pressure oxidation in an autoclave;
  carbon-in-leach (“CIL”) cyanidation of the concentrate;
  carbon strip and regeneration circuits;
  gold electrowinning; and
  refining and production of doré bars.

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

Donlin Creek – 2006 Preliminary Economic Assessment

A September 2006 Preliminary Economic Assessment (“PEA”) completed by SRK Consulting (US), Inc. (“SRK”) estimated the economics of a conventional open-pit mining operation at a production rate of 60,000 tonnes per day (“tpd”) with the potential to produce on average 1.4 million ounces of gold per year over the estimated 22-year life of the project. Costs, appropriate with this level of the study, have been estimated and form the foundation of the economic analysis of the project on a 100% basis. The study was prepared based on a technical and economic review by a team of consultants who are specialists in the fields of mineral exploration, mineral resource estimation and classification, open-pit mining, mineral processing and mineral economics. The study was completed under the direction of Gordon Doerksen, P.E., an independent Qualified Person as defined by NI 43-101. The PEA is not current given the material amount of drilling and technical studies completed since January 2006 as outlined below, and due to probable capital and operating cost price escalation.

As part of the PEA, SRK completed a sensitivity analysis to determine the economic effects of changes to the capital and operating costs and the gold price, to determine the economic potential of the Donlin Creek project. In the first 7 years, the study projected an average annual production of approximately 1.885 million ounces of gold at an average cash cost of US$223/oz of gold. The project would generate an average annual pre-tax cash flow of approximately US$482 million for the first 7 years using a long-term gold price of US$500/oz, resulting in rapid payback of all mine capital in less than 5 years.

SRK’s analysis indicated that under the project as contemplated in the PEA and using a gold price of US$500/oz, Donlin Creek could generate a pre-tax rate of return of 12.1% and a net present value at a 5% discount rate (“NPV5%”) of US$1,001 million, resulting in a capital cost payback period of less than 5 years. A sensitivity analysis on the project shows that the NPV is most sensitive to changes in the gold price, followed by changes to operating costs and capital costs. For example, a gold price of US$550/oz increases the NPV5% to US$1,453 million, and a gold price of US$450/oz decreases the NPV5% to US$554 million.

This financial analysis included capital costs to construct a powerline connecting the Donlin Creek project site to the existing Anchorage/Fairbanks power grid. The study was preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would allow them to be categorized as mineral reserves, and there is no certainty that the conclusions reached in this PEA will be realized. As previously stated, the PEA is not current given the material amount of drilling and technical studies completed since January 2006 and probable capital and operating cost price escalation.

In March 2007, as part of Barrick’s year-end disclosures, Barrick published information suggesting that the capital costs to construct a 45,000 tpd project (NovaGold’s PEA estimates assume a 60,000 tpd project) at Donlin Creek may be significantly higher (possibly 80 to 90% higher or more) than the capital costs estimated in NovaGold’s PEA, and that operating costs are likely to be materially higher as well. In light of Barrick’s disclosure, NovaGold and SRK reviewed certain information provided by Barrick to NovaGold for the purpose of confirming the PEA estimates. Based on the information provided by Barrick, NovaGold and SRK concluded that Barrick’s published estimates are the result of a significantly different scope and approach to the project. In particular, the Barrick estimates are based on using on-site diesel and wind generation as the sources of operating power, whereas NovaGold and SRK contemplated construction of a power line to the Anchorage-Fairbanks power grid. This fundamental difference in approach resulted in increased capital costs, increased operating costs and reduced throughput in the Barrick estimates.

Since the Donlin Creek LLC was formed in late 2007, NovaGold and Barrick have been working closely to review the optimal project scale and power configuration. Under the direction of the Donlin Creek LLC management team, a variety of studies designed to consider the optimal mill throughput and power configuration, in light of the expanding resource base are now underway and it is NovaGold and Barrick’s joint objective to identify a development plan which will maximize the project’s value while at the same time designing it to minimize the time required for environmental permitting.

As a result of the potential for changes to the project scale and design, and because of general inflationary conditions effecting capital costs, management expects significant increases to the US$2.2 billion estimated capital costs of the Donlin Creek project described in the PEA.

Donlin Creek – Resource Update

On February 7, 2008, NovaGold announced that the measured and indicated resource for the Donlin Creek gold project had increased by 77% to 29.4 million ounces of gold, compared to NovaGold’s previous resource estimate of 16.6 million ounces published in September 2006. The new resource estimate includes an additional 135,362 meters of drilling from 359 holes, incorporating all of the 2006 drill program and roughly 72% of the 2007 drill program at Donlin Creek. The remaining approximately 20,000 meters of 2007 drill results will be incorporated into future modeling.

The new resource estimate for the Donlin Creek project has been constrained within a conceptual pit based on US$650/oz of gold and using recent estimates of mining, geotechnical and metallurgical parameters. Barrick’s Technical Services Evaluations Group estimated a variable cut-off grade based on recent estimates of mining costs, processing costs (dependent upon sulphur content), selling costs and royalties, rather than gold grade alone. The NSR cut-off equates to approximately 0.8 g/t gold at the average estimated sulphur grade of 1.12%.

Donlin Creek Resource Estimate – DC7a(1)(2)(3)(4)(5)
Effective Date February 5, 2008

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Au Ounces (Millions)
Measured	4.3	2.7	0.4
Indicated	367.4	2.5	29.0
Total M+I	371.7	2.5	29.4
Inferred	46.5	2.3	3.5

Notes:
(1) Mineral resource are shown on a 100% basis of which NovaGold owns a 50% interest.
(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.
(3) Rounding differences may occur.
(4) Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$650/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.57/t mined; process cost is calculated as the percent sulphur grade x US$2.09 + US$10.91; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Average sulphur content is 1.12% . Based on metallurgical testing, gold recovery is assumed to be 89.5% . Blocks with a cost margin of US$0.01/t or higher above the variable cutoff were reported.
(5) Waste blocks within the open-pit shell surrounded by blocks above cutoff are included in resource estimate. Blocks above cutoff within the open-pit shell surrounded by blocks of waste are excluded from resource estimate.

The updated resource estimate was based on a 3D geologic and mineralization model that integrated all exploration work on the project through October 3, 2007, including over 402,000 meters of drilling in 1,578 holes. Metal grades were estimated with 6-meter-long drill hole composites using inverse distance cubed estimation methods into 6 meter x 6 meter x 6 meter blocks. Geologic controls to mineralization were applied by using lithologic constraints and grade shell. High-grade outlier composite values were capped based on a review of cumulative frequency plots for each major rock type. The block model was preprocessed to disregard isolated blocks above cutoff and to include blocks below cutoff that couldn’t reasonably be segregated by open-pit mining methods.

A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. The 2006 and 2007 drill program and sampling protocol was managed by Barrick, as were assay quality control and quality assurance standards. Kevin Francis, P.Geo., who is a Qualified Person as defined by NI 43-101, has validated the resource estimate and confirms that procedures, protocols and methodology used in the estimation conform to industry standard.

Donlin Creek – 2006 and 2007 Barrick Drilling

In 2006 the project team drilled 92,804 meters of core with eight LF-70 drill rigs in 327 drill holes. Of that, 235 holes totaling 84,800 meters of core was focused on converting inferred resource to measured and indicated resource. However, significant drilling was also devoted to a broad range of pre-feasibility and feasibility objectives, including pit slope stability, metallurgy, waste rock studies, facilities condemnation and engineering, and calcium carbonate resource bulk sampling, delineation, and exploration. Barrick continued the same logging procedures and down-hole and collar survey methods as used in the past. However, ACE core orientation tools were utilized for oriented holes and the data were entered into an acQuire database. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

In 2007, 124 exploration holes comprising 50,562 meters of core were completed. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

The 2006 and 2007 drill program and sampling protocol was managed by Barrick. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Barrick. Kevin Francis, P.Geo., and a Qualified Person as defined by NI 43-101, has reviewed the results of Barrick’s 2006 and 2007 drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards. True widths in Lewis exceed 90% of the reported length and in ACMA are thought to be equal to the reported length.

Donlin Creek – 2008 Program

As NovaGold and Barrick work together to review alternatives at the Donlin Creek project, significant effort will be focused on determining the best power source for the project. Building a power line that ties into the Fairbanks grid will be evaluated along with other project power generation including a combination of wind and on-site diesel power generation. NovaGold’s management and technical teams currently view the power line as the option of choice based not only on economics, but also from an environmental perspective and, more importantly, for the long-term sustainability of the region.The Donlin Creek LLC is completing a series of optimizing studies for power, logistics, processing and production levels with the objective of identifying the optimal design plan. NovaGold anticipates that the Donlin Creek LLC will have clarity on the go-forward plan for Donlin Creek by mid-year 2008.

The 2008 exploration program at Donlin Creek is underway and three drill rigs are currently focused on drilling the East ACMA target area. NovaGold and Barrick have approved an initial 21,000 meter drill program at East ACMA, designed to quickly determine the limits of mineralization in this expanding target area. The East ACMA area is highly prospective for additional resource discovery and simply follows the structural projection of mineralized sill and dyke intersections within the Donlin anticline, which hosts the majority of resources at Donlin Creek. The initial exploration program should determine the limits of mineralization and will be used to aid in facility and infrastructure planning for Donlin Creek feasibility study. Should the initial expansion drilling prove successful, the partners are considering an additional 50,000 meters of infill drilling to begin to delineate mineralization recognized in the initial program.

Rock Creek and Big Hurrah Project, Alaska (“Rock Creek”)

Rock Creek is anticipated to be the Company’s first production project through its wholly-owned subsidiary, Alaska Gold Company (“AGC”). NovaGold is preparing for full mill commissioning at its Rock Creek mine. Testing of the crushing circuit was initiated on October 1, 2007. NovaGold expects to achieve commercial production in mid-2008, with annualized production estimated at 100,000 ounces of gold.

Unless stated otherwise, the information in this section is based on the Rock Creek and Big Hurrah Project Technical Report dated February 21, 2008 (the “Rock Creek Report”) prepared by Sean Ennis, P.Eng. and Ken Shinya, P.Eng., both of Norwest Corporation; and Bruce Davis, Ph.D., and William Pennstrom, Jr., all of whom are

Qualified Persons as defined in NI 43-101. The Rock Creek Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Rock Creek Report which is available for review on SEDAR located at www.sedar.com.

Rock Creek – Property Description and Title

The Rock Creek project is located on the Seward Peninsula along the west coast of Alaska, north of Norton Sound. The project area lies about 10 km north of Nome, Alaska and is accessed via state-maintained roads. The terrain is fairly hilly with broad and narrow valleys. Nome is located at sea level while the Rock Creek plant site would be at an elevation of about 80 masl (“meters above sea level”). The mine area is higher, at elevations ranging from 100 to 150 masl. Vegetation at the site consists mainly of low shrubs and tundra grasses. Forested areas and trees are nonexistent in the mine area. The nearest area to the Rock Creek project that is closed to mineral entry is the Bering Land Bridge National Preserve which is over 100 km northeast of the Rock Creek project at its closest point. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the project. A royalty agreement is in place for the portions of the pit which lie outside of the claims held by AGC.

The Rock Creek project occurs partly on patented mining claims owned 100% by AGC and partly on land controlled by the Bering Straits Native Corporation (“BSNC”), who own the subsurface mineral rights and Sitnasuak Native Corporation, who own the surface rights. The Bering Straits agreement involves escalating annual payments up to production, a 2.5% NSR royalty and a 5% NPI from production from BSNC lands. Other patented claims in the immediate area for which AGC does not retain surface rights are MS 447. These areas are not currently disturbed by project facilities, although they may be required in the future and NovaGold is in discussion with the land owner.

The Big Hurrah deposit lies about 80 km east of Nome and is accessed via state-maintained roads during summer months. The terrain is fairly hilly with narrow valleys. The deposit is at an elevation of about 100 masl. Vegetation at the site consists mainly of low shrubs and tundra grasses. Forested areas and trees are non-existent in the deposit area. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospect. The Big Hurrah project occurs within patented land owned 100% by AGC, with the remainder of the surrounding area within Solomon Native Corporation lands. All of the mining and related facilities are located on AGC owned land.

Rock Creek – Accessibility, Climate, and Infrastructure

The city of Nome (population 4,000) is situated on the Bering Sea coast and serves as the logistical and administrative center for this portion of western Alaska. Nome has daily commercial jet service from Anchorage and has large container barge service from June through October.

The Rock Creek project is accessible via the Glacier Creek Road and the state-maintained Teller-Nome Highway, an all-weather paved and gravel road. The State of Alaska has constructed the Glacier Creek Road By-Pass road, which facilitates direct road access between the proposed minesite and the town of Nome.

The Nome area is characterized by cool summers and cold winters. Since the Rock Creek and Big Hurrah projects are located inland and at higher elevation than Nome, climatic conditions there may be slightly different than in Nome. Possible differences are described in the water management plans for each site. Summer temperatures average around +15°C and winter temperatures average around -15°C. Limited site-specific climate data is available; however, based on characterization work carried out by Water Management Consultants (2005), the Rock Creek site is estimated to have an annual precipitation rate approximately 2.5 times the rate at Nome. The annual precipitation rate for the site is estimated to be in the range of 1050mm.

The city of Nome has provided electricity to past placer mining operations and has offered that service for future mining operations if necessary. Current generating capacity is about 18 MW, based on the recent commissioning of two new 5.2 MW generator sets. The current local power consumption in Nome is in the range of 4 to 6 MW.

No camp facilities are required at the Rock Creek project due to its close proximity to Nome, which is well serviced with accommodations. Big Hurrah can be easily accessed during summer months from Nome via a well-maintained seasonal road and none of the work force would reside in that area.

Rock Creek – Geological Setting

The Rock Creek area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist; 2) a “mixed unit” of mafic, pelitic, and calc schists and marble; 3) a mafic-dominated schist package; and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Rock Creek – Mineralization and Alteration

Two main styles of mineralization are recognized on the project:

(a)	Tension veins: quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(b)	Shear hosted veins: quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

Tension Veins

The tension veins are usually less than 10 centimeters (4 inches) wide and often occur as swarms of dozens of veins/veinlets. The veins appear to have a greater strike length than vertical extent and can occur in zones up to one hundred meters in width. Coarse native gold occurs along the margins of veins often with accompanying arsenopyrite. The bulk of the mineralization at Rock Creek is contained with these large generally lower grade tension vein zones. Alteration is characterized by trace amounts of kaolinite and dickite along the margins of veins.

Shear-Hosted Veins

The shear-hosted veins specifically the Albion zone are significantly wider than the tension veins, are occasionally banded and include zones of quartz-cemented breccia. The Albion vein varies up to several meters in width and is characterized by a bluish color and distinctly less fractured quartz than that apparent in the tension veins. Fine grained pyrite and lead sulfosalts give the vein a bluish color. Gold grades within the Albion zone are significantly higher than the typical grades encountered in the tension veins.

Rock Creek – History and Exploration

Placer miners commonly found and reported gold-bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to the discontinuous nature of the veins. Limited lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects, soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company’s involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 meters of core and rotary drilling was carried out by these companies on the property (of which 18,600 meters was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of AGC, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six RC drill holes (437 meters) were completed for metallurgical test work, and also to test the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3 g/t gold mineralization.

In 2000, 30 additional drill holes totaling 2,449 meters were completed. Sampling was carried out on each 1.52 -meter interval and strict sample protocols were employed to ensure adequate sample size and quality. The Company's program used experienced RC drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to ensure strict sampling protocols were undertaken. In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 meters in a program funded by TNR Gold Corp. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, a 30,000-foot in-fill feasibility delineation drill program was completed and a feasibility study was begun. Also in 2003, environmental baseline monitoring was initiated. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling. In 2004, a comprehensive twinning and infill drilling program was developed to define a final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold, and allow the Company to develop the best approaches to grade control and mining methods.

Rock Creek – Drilling

The total length of diamond drill (“DD”) holes is 30,617 meters of which 30,362 meters have been analyzed for gold. The total length of RC drilling is 11,040 meters of which 9,483 meters have been analyzed for gold. There are 950 meters of trenches with 930 meters of samples. Over 98% of RC samples are 1.5 meters in length. DD samples vary in length with 95% of the samples less than or equal to 1.5 meters in length. Approximately 25% of trench samples are 1 meter in length and the remaining 75% are in 2 meter sample intervals.

The resource estimate is based on the sample results from a total of 201 DD holes, 139 RC holes and 68 trenches. The results from 10 small trenches, which have been deemed unreliable, were excluded from the resource estimations. The gold grades from select intervals in five RC holes were assigned a grade of 0.025 g/t Au as a result of suspected contamination during drilling.

Exploration programs at Big Hurrah continued in 2006 and 2007. The total length of DD holes at Big Hurrah is 11,734 meters of which 10,955 meters have been analyzed for gold. The total length of RC drilling is 7,798 meters of which 7,617 meters have been tested for gold. There are 2,828 meters of trenches with 2,555 meters of samples.

Rock Creek – Feasibility Study

Geology and Resource Estimate

Rock Creek has been explored by RC and core holes over a 16-year period. Currently, there are 25,427 m of core drilling in 261 holes and 16,686 meters of RC drilling in 294 holes. There are also 1,490 meters of trenching, predominately in zone 99. With the completion of the 2007-drilling program, the main mineralized zones of the Rock Creek gold occurrence have been delineated RC and core holes on roughly a 25 meter grid, which is adequate to permit the interpretation of mineralized zones having similar grade or structural regime. This grid is considered adequate to permit interpretation of mineralized zones having similar grade or structural regime.

Resource modeling was performed using ordinary kriging, with validation models being prepared using a nearest neighbour approach. The base-case model was constructed using composites adjusted to core datum. This model was tuned to give coefficients of variation for 10x5x5 meter blocks that are similar to those expected for 10x10x5 m selective mining units; these were chosen by AGC for an envisioned 7,000 tpd open-pit operation.

Resources were classified according to hole spacings in the vicinity of a block. In general, the area drilled on a 30-meter grid is considered indicated. The remainder is considered Inferred resources and was not included in the mineable reserve estimates. The Rock Creek mineral resource tonnage estimates are shown in the table in the Mining section below.

Mineralization in the Big Hurrah deposit occurs mainly in steeply dipping fissure zones that range from 1 to 15 meters wide. Additional mineralization is present in low-angle structural zones. Mineralization may expand considerably at the intersection of low and high-angle structures. Sectional polygons of mineralization based on drill hole logging of shearing, stock work, quartz veining, and gold grade were used to construct six distinct 3D units. The units trend north-south (relative to the rotated mine grid) and have varying thicknesses and dip angles in the cross strike direction. Most of the units or zones are between 5 and 15 meters thick. All of the zones dip to the west (mine grid) except Zone 4, which dips steeply to the east (mine grid).

Based on an analysis of the frequency distribution of the sample gold values and the spatial continuity of higher grades, a cap value of 70 g/t was applied to samples. The 16 composite samples with grades greater than 32g/t after the cap was applied to individual samples were allowed to influence grade estimates only in the block where they occurred. The Big Hurrah mineral resource tonnage estimates are shown in the table in the Mining section below.

Mining

The Rock Creek project will entail the development of two open-pit mining operations; the Rock Creek pit and the Big Hurrah pit. The feasibility study anticipates mining at Big Hurrah will commence shortly after Rock Creek; however, the Company may delay mining Big Hurrah until 2009 should this be considered more optimal.

The Rock Creek pit is the larger of the two mining operations and will operate year round to supply ore feed to the Rock Creek mill. The mine plan is based upon operating for approximately nine months of the year at full capacity at Rock Creek with a three month summer campaign at Big Hurrah. In a typical year, 87% of the ore would come from the Rock Creek pit and 13% from the Big Hurrah pit.

For each of the two pits, an estimate has been made for the mineable reserves as summarized in the table below.

SUMMARY OF RESERVE AND RESOURCE ESTIMATES(2)

Reserve Estimates(1)
Probable	Tonnage	Grade (g/t)	Contained Au (oz)
Rock Creek (COG = 0.60g/t)	7,790,000	1.30	324,400
Big Hurrah (COG = 1.33g/t)	1,193,000	4.82	185,000
Total	8,983,000	1.76	509,400
Resource Estimates exclusive of Reserve Tonnage*
Indicated	Tonnage	Grade (g/t)	Contained Au (oz)
Rock Creek (COG = 0.60g/t)	4,567,000	1.16	170,300
Big Hurrah (COG = 1.00g/t)	887,000	2.68	76,400
Total	5,454,000	1.41	246,700
Inferred(2)	Tonnage	Grade (g/t)	Contained Au (oz)
Rock Creek (COG = 0.60g/t)	2,023,000	1.08	70,200
Big Hurrah (COG = 1.00g/t)	168,000	2.97	16,100
Total	2,191,000	1.23	86,300

(1) Resource estimates are stated at the respective cut-off grades and exclusive of any proven and probable reserves tonnage and inclusive of inferred resources contained within the pit and indicated resources within the pit which are below the stated reserve NSR cut-off grade. Reserve estimates were developed using pit optimizations at a US$500/oz gold price.
(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

ROCK CREEK PIT RESERVE ESTIMATES(1)

COG = 0.60 gpt Au	Total all Zones
	Tonnes	Grade (g/t)	Contained Au (oz)
ORE
Probable	7,790,000	1.30	324,400
WASTE
Waste Rock	14,282,000
Surficial Overburden (2t/m3)	1,530,000
Total Waste	15,812,000
Strip Ratio	2.03

BIG HURRAH PIT RESERVE ESTIMATES(1)

COG = 1.33 g/t Au	Total all Zones
	Tonnes	Grade (g/t)	Contained Au (oz)
ORE
Probable	1,193,000	4.82	185,000
WASTE
Waste Rock	3,856,000
Surficial Overburden (2t/m3)	604,000
Total Waste	4,460,000
Strip Ratio	3.73

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

Based on the 7,000 tpd milling rate, the combined mine life is four years excluding the reclamation and closure work required after operations cease.

Processing

The main Rock Creek ore body consists of two distinct mineralization types, Albion Shear Veins and Tension Vein ores. The Albion material is a more complex ore type and drives the process scenario required at Rock Creek. The host rocks for mineralization at Big Hurrah are carbonaceous metamorphic rocks of the Nome Schist Group.

Metallurgical test work on the Albion Zone, Tension Vein, and Big Hurrah materials shows that a high recovery can be obtained by using a combination of gravity concentration and flotation. The gravity middlings and the flotation concentrate can then be effectively leached using a weak cyanide solution in a 40 to 50% solids slurry. Due to the presence of organic carbon in the Big Hurrah ore, the cyanide leaching for this ore type was observed to give the best recovery when leaching occurred in the presence of activated carbon. The following table summarizes the results of the test work performed on the three ore types when the gravity-flotation-cyanide leach circuit is used.

Gold Recovery by Designated
Metallurgical Process at a P80 of 212 microns

Ore Type	Gravity Gold Recovery (%)	Flotation Gold Recovery (%)	Leach Gold Recovery (%)	Combined Process Gold Recovery (%)
Tension Vein	93.0	71.6	74.9	96.8
Albion Shear	54.5	55.5	87.3	76.5
Big Hurrah	75.8	38.4	92.4	84.4

After gold extraction is complete, the tailings will be directed through a deep cone thickener to produce paste for placement in the tailings storage facility (“TSF”). Water extracted during the deep cone thickener phase of the process will be returned to the gravity circuit for reuse.

Infrastructure & Human Resources

The following is a description of the infrastructure completed for the Rock Creek site:

  electric power supply and distribution;
  process water supply;
  potable water supply;
  site access;
  fuel storage facility;
  administration offices;
  shops and warehouses;
  explosive storage facility;
  fire control system;
  refuse disposal system;
  sewage disposal system;
  communications system; and
  security.

Big Hurrah requires limited infrastructure due to its only being operated for a small portion of the year and therefore facilities constructed at that site will be built to allow for short-term usage or future relocation at the end of the pit life. No infrastructure development at Big Hurrah has been completed to date.

The Rock Creek project organization will be divided into three operating divisions. The total manpower is estimated to average about 145 persons for administration and technical support, mining operations and milling operations. The Rock Creek project will be operated 12 months of the year, 24 hours/day.

Environmental

Development of the Rock Creek project required the granting of a range of permits. The following is a list of some of the major approvals received to date:

  Wetlands Permit;
  Air Quality Construction Permit;
  Water Withdrawal Permit;
  Stream Crossings Permit;
  Land Application of pit-water Permit;
  Class V Injection Well Permit;
  Solid Waste Permit;
  EPA Stormwater Discharge Permit;

  Coastal Zone Management Permit;
  Telecommunications Permits; and
  Fire Marshall Permit.

Citizens groups appealed the granting of earlier permits by the U.S. Army Corps of Engineers. While the permits have been upheld by the U.S. Court of Appeals, the plaintiffs have sought a rehearing of the decision. See “Legal Proceedings”.

Based on a letter received from a local citizen requesting modification of a wastewater disposal permit issued to the Company in January 2008, the Environmental Protection Agency (“EPA”) has elected to open the request for modification to public comment. The comment period closes in March 2008 and the Company will respond to any comments or proposed modifications appropriately. If the EPA were to significantly modify the permit, the modifications could have a material impact on the Company’s ability to complete and operate the Rock Creek project.

The Company has also recently received a notice of violation (“NOV”) from the State of Alaska regulators relating to preventative measures for stormwater discharges from its construction site. The Company is working with regulators to address their concerns. While the Company expects to resolve this issue, failure to adequately respond to the NOV could result in substantial fines, injunctive relief or other enforcement measures which may have a material impact on the Company’s ability to complete and operate the Rock Creek mine.

The geochemistry results at Rock Creek suggest that the host rocks are non-acid generating and therefore no segregation of rocks types is required based on geochemistry. After mine operations cease, the pit will become a flow-through lake. The lake water is predicted to meet the background water quality levels of Rock Creek.

The geochemistry results at Big Hurrah suggest that some segregation of rocks types is required. Development rock designated as potentially acid generating will be stockpiled and the material showing the highest potential for acid generation will be placed back into the Big Hurrah pit at the completion of mining, after which the pit will be flooded to provide a water cap over the material. The capacity of the pit is limited and waste rock will still remain in the external rock dump; therefore, monitoring of the seepage will be required to determine if it meets acceptable water quality criteria.

Capital Costs

Project capital used in the Rock Creek Report, including working capital, owner’s costs, capitalized ore mining costs and sunk capital is US$157.8 million on the following schedule:

  Total project expenditures to December 31, 2007 estimated at US$141 million;
  Estimated expenditure to complete project in 2008 is US$16.8 million.

The following table summarizes combined capital expenditures as described in the Rock Creek Report.

Capital Summary

Item	Cost (US$ millions)
Direct & Indirect Costs
Development Capital	$134.1
Owner’s Cost	$3.3
Incident Cost	$2.9
Sub-total	$140.3
Contingency	$7.1
Owner’s Cost	$0.6
Capitalized Mining Ore	$1.1
Working Capital(1)	$8.7
Total To Commercial Production	US$157.8

* Note: (1)  Working capital is assumed recovered in the last year of the project.

Given the current stage of construction at Rock Creek, management expects that the project capital will exceed the US$157.8 million project capital estimated in the Rock Creek Report.

Operating Costs

The operating costs in the Rock Creek Report were developed from zero-base budgeting using site labour rates and estimates for equipment productivities. The overall direct mine operating costs vary over the project’s life and will range from a high of US$2.79/t -mined in the final year of production, due to lower volumes, to a low of US$1.49/t -mined in the second quarter of 2008. Mine operating costs will average US$1.81/t -mined or US$3.34/t ore over the project’s life.

The haulage of ore from Big Hurrah to Rock Creek is estimated at US$16/t ore using 35t capacity highway trucks, based on a contractor quote, and amounts to an annual cost of approximately US$4.5 million per year. Based on a haul distance of 80 km, the trucking cost is about US$0.20/t -km.

The mill operating costs have been determined based on manpower, grinding media and liners, electric power, miscellaneous costs and maintenance supplies. The mill operating cost averages US$10.56/t of ore milled over the project’s life. The administration cost per tonne of ore milled averages US$1.77/t ore over the mine life.

Financial Analysis

Project cash flows in the Rock Creek Report have been determined using a base case gold price of US$750/oz. Sensitivities for gold prices ranging up to US$909/oz (February, 2008 New York closing price) have also been examined. The project’s economics are determined on both a before and after tax stand alone project basis. Royalties from Alaskan Native Corporation controlled lands and state mining taxes have also been calculated.

All revenues and costs moving forward are in Q4 2007 constant US dollars. Cash flows are discounted at after tax discount rates of 0% and 5%. Economic results have been calculated on a go-forward basis as of January 1, 2008 and on a total project basis, which includes capital items already purchased or committed to as of December 31, 2007. Total capital committed to December 31, 2007 was estimated in the Rock Creek Report at US$141 million.

The results are presented in this manner so that management can consider project economics from the start of capital investment in the project so as to assess the recovery of that investment to date with future project cash flows. Go-forward economics will allow management to consider the risk/reward potential of going ahead with the project if the investments to date are considered as “sunk capital” not influencing project economics.

Rock Creek Mine NPV & IRR

	Base Case	Spot Case
Gold Price	US$750 per ounce	US$909 per ounce
NPV 0% discount – after tax	US$107.2 million	US$156.7 million
NPV 5% discount – after tax	US$92.4 million	US$136.2 million
IRR % discount – after tax	180%	265%

Note: NPV = net present value. IRR = internal rate of return.

The following table provides the updated production and economic estimates for the Rock Creek mine.

Production & Economic Estimates for Rock Creek Mine

Mine life	4 years
Production – average annual	111,000 ounces of gold
Production – life of mine	446,750 ounces of gold
Average strip ratio	2.26
Life of mine average cash cost per ounce	US$467/oz of gold

If sunk costs are included in the economic analysis for a total project basis using a 5% discount rate and a gold price of US$750/oz then the net present value decreases to negative US$42.8 million on an after-tax basis. If a 0% discount rate is used the total project shows an NPV of negative US$26.4 million. Using a 0% discount rate, the total project case achieves a break-even point on an after tax basis at a gold price of approximately US$835/oz.

Rock Creek – Sample Preparation, Analysis and Security

Rock Creek Sampling

Sample preparation differed according to sampling campaigns through the years. The protocols all involved taking either whole or half core or a large split of the RC cuttings, an initial crush to 10 mesh followed by pulverization to 150 to 200 mesh. For some campaigns either 30 or 50 g of pulp material was assayed by fire assay. Most assays were based on a metallic screen, fire assay procedure of the whole pulverized aliquot.

AMEC Americas Limited (“AMEC”) conducted an extensive review of the sample preparation procedures and quality control in 2006. Subsequently, NovaGold conducted an extensive review of assay quality assurance results. Norwest has reviewed the previous work and conducted checks on the information used to develop the published conclusions. In the opinion of Norwest, the sampling and assay quality is sufficiently accurate and precise to permit resource estimation.

Big Hurrah Sampling

In 2004, all drill holes samples were submitted to ALS Chemex Laboratories in Fairbanks, AK for metallic screen analysis (“MSA”). ALS Chemex has attained ISO 9001:2000 registration at all of their North American laboratories.All 2005 drill samples were submitted to Alaska Analytical Laboratories in Fairbanks, AK for sample preparation. Each sample was dried, crushed to 90% passing -2 mm (10-mesh) and a 4 kg split was taken and pulverized to 85% passing -75 micron (200-mesh). The 4 kg split was homogenized and a 30 gram sample was analyzed for gold by fire assay with an atomic absorption finish and 30-element ICP-AES analysis by BSI Inspectorate in Sparks, Nevada. For samples greater than 0.5 gram/tonne, another 4 kg split from the reject material was prepared and sent to ALS Chemex for MSA.

Samples collected from the 2004 core and RC drilling programs were submitted to the ALS Chemex preparation laboratory in Fairbanks, AK. Coarse reject samples from these preparations are in secured storage at the ALS Chemex facility in Fairbanks, AK. Pulp samples collected from the initial split were forwarded to the ALS Chemex assay laboratory in Vancouver, B.C. and/or their Elko, NV laboratory.

The AGC samples that were prepared and assayed by ALS Chemex are adequate and reasonable. In addition, the samples had adequate security during all phases of their collection, transportation and analysis.

Rock Creek Sampling Method and Approach

RC drill samples from the 1999 and 2000 Rock Creek program were logged onsite by NovaGold personnel. A NovaGold geologist was present at all times during the drilling program and managed all sampling conducted in 1999 and 2000. Samples were collected on 1.5 -meter intervals and consisted of a 40% split for assay purposes and a 60% split for future metallurgical or other purposes. Samples were then bagged and secured on site to prevent purposeful or inadvertent contamination. Original assay pulps and rejects have been discarded; the remaining 60% split of each interval is stored in NovaGold’s Nome warehouse facilities.

During the 2004 site visit, the following describes the RC sampling process. The sample interval is 1.5 meters. The sample consists of a ¼ split (from a rotary splitter); this is caught in three 5-gallon buckets that cascade into each other. The buckets contain suspended short lengths of six in PVC that reduce turbulence in the bucket. Occasionally, a fourth bucket is required.

When the interval is completed, the buckets are decanted by pouring the water out on the ground. The sample, weighing about 12 kg, is transferred to cloth bags, which can further drain while sitting on the ground by the rig. A 2 kg sample is put in a strainer and panned. This sample is used for logging. The dry weight of the sample is recorded at the preparation laboratory. The fraction split at the rig is also recorded.

Rods are 15 ft long. A mixture of bentonite and water is injected. If a switch to a tricone bit is made, the first rod is 10 ft long; thereafter 15 ft rods are used. The recovery percentage for the 2004 AGC RC drilling campaign was estimated using dry sample weights recorded by Chemex Labs similar to the method that was used for determining core recovery using the weight method. In the 2004 RC drilling program, AGC collected an approximate ¼ split of wet RC drill cuttings for each 5 ft (1.52 m) long interval that was sampled. These ¼ splits were then dried and weighed by Chemex. A theoretical dry sample weight was calculated for the 2004 RC assay intervals using the bit diameter, sampled length, and default dry density of 2.71 g/cm3. The theoretical dry weight was divided by four and used as the denominator in a recovery calculation that used the actual reported dry weight as the numerator.

The RC recoveries that were estimated using this method are subject to some uncertainty but, in general, this method provides an indication of suspect RC intervals as defined by very low or high sample weights. RC gold grades display more of a bell-shaped curve function relative to recovery.

Data intervals with less than 30% or greater than 120% RC recovery were rejected for use in mineral resource estimates. Drill log descriptions were reviewed for each low and high RC recovery interval and confirmed that drilling conditions may have been responsible for the suspect weights associated with those intervals. The data show that in general, both the low and high recovery intervals are found at shallow depths, typically within 20 meters of the surface, and tend to have low gold grades.

Big Hurrah Sampling Method and Approach

Alaska Gold drilled 84 RC holes during 2004 and 2005 totaling about 4,556 meters. Drill cuttings were discharged from the cyclone into a rotating wet splitter. The splitter is sectioned into sixteen pie-shaped wedges. The volume of sample was reduced by covering one-half (4 wedges) of the pie-shaped sample wedges resulting in a ¼ split collected as sample for analysis. Cuttings exiting the splitter were collected in a three-tiered cascading system using three 5-gallon buckets with inserts. Inserts reduce turbidity created from sample and fluid exiting the splitter. After an interval was drilled, buckets were removed and set aside to settle. After settling, the sample was decanted and transferred into a numbered sample bag, which was closed with a wire tie to seal the bag.

This process was repeated for each interval. Continuous samples were collected for each 1.5 -meter interval. Each sample was allowed to dry, then removed from the field and staged at the Big Hurrah camp site. A final check was made for numbering continuity and sample count, and then samples were placed in supersacks and transported to the airport in Nome. The samples were transported to Alaska Analytical Laboratories Inc. in Fairbanks, AK by Everts Air Cargo. The entire drilling and sampling process was supervised by an AGC geologist and all samples were collected by AGC personnel.

AGC drilled 45 diamond core holes in 2005 and 2005 totaling about 2,500 meters of drilling. Core samples were collected in a triple-tube core barrel then placed in core boxes. Core recovery and rock quality designation (“RQD”) were measured for each core run. The core was then logged, recording lithology and all geologic features, alteration, mineralization and geologic structure. Sample intervals (generally 2 meters) were then determined and sample numbers assigned from sample books. Core was sampled in 2-meter intervals; the entire core sample was submitted for analysis. Samples were assigned numbers, photographed, placed in bags and sealed with wire ties. A final check was made for numbering continuity and sample count, and then samples were placed in supersacks and transported to the airport in Nome. The samples were transported to Alaska Analytical Laboratories Inc. in Fairbanks, AK by Everts Air Cargo.

A number of comparisons between the different sampling campaigns as a part of data verification as required by NI 43-101 were made. There is clearly a low-bias associated with the Placer Dome gold assays when they are compared against AGC and Solomon Resource assays. The Placer Dome assays are too low, but they were used without any adjustment to estimate mineral resources. There appears to be a reasonable correlation between the Solomon and Nighthawk data with one another and with the AGC data, and in the author’s opinion these data can be used to estimate mineral resources.

Rock Creek – Data Verification

The drill hole location survey verification recommended by AMEC was conducted. No marked discrepancies in resurveyed locations from the original locations were found.Recommendations for data verification and validation made by AMEC were carried out by AGC personnel. Norwest conducted an audit of six randomly selected holes from the pre-2003 drilling that had been questioned. Items checked against original sources included collar location, down-hole survey, assay results and sample intervals. No errors were found. Norwest concludes the assay and survey databases are sufficiently free of error to permit resource estimation. Review of samples and field sampling sites was conducted during the site visit. Samples appear to be a legitimate reflection of the in-place material.

Rock Creek – Mineral Processing and Metallurgical Testing

Much of the test work was performed through June 2005 under the supervision of Pennstrom Consulting Ltd. This process design included several activities, which were:

  review of the historical metallurgical work previously performed on Rock Creek and Big Hurrah ores;
  development of a project definitive test work program;
  analysis of the program and current test work results;
  incorporation of all of the results into a process flow sheet and plant design; and
  incorporating the information into a feasibility level project study.

Test work was initiated on Rock Creek ores in the mid 1980s by Newmont Mining Company and Placer Dome, who began with simple in house cyanidation tests of samples collected at surface. The most important test work that was performed prior to this investigation was that work performed by McClelland Laboratories Incorporated in Reno, Nevada. This work followed up previous tests with larger, more representative samples of the Rock Creek ore types. McClelland’s focus was on treating the whole ore with cyanidation and gravity followed by whole ore cyanide leaching of the gravity tails. This work clearly indicated that the Rock Creek ores were amenable to gravity and cyanide leaching.

The current test work program focused on obtaining sufficient test work data to develop a process flow sheet that would have the highest financial return for Rock Creek ores. Big Hurrah ores were also sampled and tested in this program. High Nome power costs coupled with high freight costs directed the testing program to examine minimized grinding requirements and reagent needs. A test work flowsheet was developed to focus on a coarse grind gravity and flash flotation circuit that would be followed by onsite concentrate treatment. The concentrate treatment test work focused on methods to remove the gold from the concentrates in order to produce a doré product suitable for shipment to a precious metals refinery. This most recent program was performed by Process Research Associates in Vancouver, British Columbia, and Resource Development Inc. in Wheat Ridge, Colorado.

Test work on the Albion zone, Tension Vein, and Big Hurrah materials shows a high recovery can be obtained by using a combination of gravity concentration and flotation. The gravity middlings and the flotation concentrate can then be effectively leached using a weak cyanide solution in a 40 to 50% solids slurry. Due to the presence of organic carbon in the Big Hurrah ore, the cyanide leaching for this ore type was observed to give highest results when leaching occurred in the presence of activated carbon. The following table summarizes the results of the test work performed on the three ore types when the gravity-flotation-cyanide leach circuit was used.

GOLD RECOVERY BY DESIGNATED METALLURGICAL PROCESS AT A P80 OF 212 MICRONS

Ore Type	Gravity Gold Recovery (%)	Flotation Gold Recovery (%)	Leach Gold Recovery (%)	Combined Process Gold Recovery (%)
Tension Vein	93.0%	71.6%	74.9%	96.8%
Albion Shear	54.5%	55.5%	87.3%	76.5%
Big Hurrah	75.8%	38.4%	92.4%	84.4%

Gold recovery was found to be optimal on the Tension Vein material at a grind of 212 microns. Since the Tension Vein material makes up approximately 75% of the ores treated at Rock Creek, this became the target grind for future test work. However, test work results on the Albion zone ore, and later on the Big Hurrah ore, were slightly lower than predicted at this target grind. Gold recoveries for the Albion zone material responded well at 212 microns, but were somewhat improved at finer grinds of 145 microns (76.5% recovery versus 81.5%) . This was also true for the Big Hurrah ores as recoveries improved from 84.4% to 91.6% by decreasing the grind size from 212 microns to 145 microns. The goal of minimizing reagent consumption is met by designing the process to only leach the concentrates, which is approximately 15% of the total ore stream tonnage fed to the mill.

Galore Creek Project, British Columbia (“Galore Creek”)

On August 1, 2007, the Company formed a partnership with Teck Cominco with respect to the Galore Creek project. Each of NovaGold and Teck Cominco have a 50% interest in the Galore Creek project. The activities of the Galore Creek partnership are being conducted by GCMC. On December 1, 2007, the Company, GCMC and Pioneer entered into a purchase and sale agreement whereby GCMC purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project and held by Pioneer.

Unless stated otherwise, the information in this section is based on the technical report dated January 25, 2008 (the “2008 Galore Technical Report”) prepared by Kevin Francis, P.Geo. who is a “Qualified Person” as defined in NI 43-101. The 2008 Galore Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2008 Galore Technical Report which is available for review on SEDAR located at www.sedar.com.

Galore Creek – Property Description and Title

The Galore Creek property is an advanced-stage copper-gold-silver project located in northwestern British Columbia. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of Stikine Copper Limited, the owner of the core mineral claims at the Galore Creek project, NovaGold could acquire 100% of such company. On June 1, 2007, the Company completed the exercise of its option pursuant to the Galore Creek Option Agreement to purchase 100% of Stikine Copper Limited by paying the final US$12.5 million of a US$20.3 million purchase. NovaGold’s financial earn-in requirements under the Galore Creek Option Agreement were satisfied and all of Stikine Copper’s assets were purchased by NovaGold and have been transferred to the Galore Creek Partnership.

Under the Copper Canyon Option Agreement, NovaGold had the option to acquire up to an 80% interest in the Copper Canyon property, which is immediately east of the main Galore Creek property. An initial 60% interest could be earned by expending $3 million on the property, issuing 296,296 common shares of NovaGold (all of which have been issued) and making property payments of up to $0.25 million. An additional 20% interest in the property could be earned by paying $1 million and completing a feasibility study by September 2011. On November 14, 2007, the Company provided notice to Copper Canyon Resources Ltd. that it had completed its earn-in requirements to earn a 60% interest in the Copper Canyon property. On February 12, 2008, NovaGold notified Copper Canyon Resources Ltd. that it would not exercise the second option for an additional 20% interest in the Copper Canyon property and, upon such notice, was deemed to have formed a joint venture with Copper Canyon Resources Ltd. to develop the property. The Copper Canyon property is subject to a 2% net smelter returns royalty which may be reduced to 0.5% by the payment of $2 million to the royalty holder.

On February 13, 2006, the Company announced that it had entered into a comprehensive agreement with the Tahltan Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by GCMC to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5 to 1.0% NSR royalty each year.

Galore Creek – Accessibility and Climate

The property is located approximately 200 km north of Stewart, B.C. and 96 km northeast of Wrangell, Alaska, the two closest communities with tidewater facilities. The town of Smithers, 370 km southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, B.C. Galore Creek and the Scud River are part of the tributary system of the Stikine River, an international waterway which drains an area of 49,000 square km. Helicopter is the present means of access to the Galore Creek property. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 km east of Galore Creek and has been used as the staging area for project mobilization and demobilization.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above 20°C and minimum winter temperatures may fall below -20°C. Average annual precipitation is 200 cm with approximately 70% of this falling between September and February, mainly as snowfall. Elevations on the property range from 500 to 2,080 meters above sea level. The terrain over the central and northern portions of the property is gentle and rolling, and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 meter level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by subalpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Galore Creek – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 km west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 km long and 2 km wide and contains stocks, dykes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite copper-gold resource located 6 km east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dyke-rock types, a similar sulphide suite and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including potassium-feldspar, biotite and magnetite, with local concentrations of garnet. Copper-sulphides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated copper-sulphide with little apparent control by stockwork or larger scale veining. The sulphide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong magnetite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main Galore Creek deposits. Chalcopyrite forms the primary sulphide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated gold/copper ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek – Metallurgy

The sulphide minerals at Galore Creek are predominately gold- and silver-bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulphides. The proposed treatment process uses conventional flotation to produce a precious-metal-bearing copper concentrate.

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Early work by Kennecott Corporation (“Kennecott”) culminated in 1967 with a continuous pilot plant mill test. The pilot plant processed a 50-ton bulk sample mined from a short adit across the Central Zone of the deposit. The pilot plant confirmed the results of earlier bench-scale testing. The bulk sample assayed 1.28% copper of which 96% was recovered into a 25% copper concentrate. The indicated gold and silver recoveries from the sample were 63.9% and 84.5% respectively. Kennecott followed up in 1992 with additional bench testing using four composites taken from the then newly discovered Southwest Zone as well as two new composites from the Central Zone. The object of this study was to determine the amenability of the composites to the flow sheet developed previously and to determine if gold recovery could be significantly improved. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries to a 25% copper concentrate averaged 90% and 58%, respectively.

NovaGold’s work in 2003 and 2004 consisted of further bench tests. The program included verification of the flow sheet, determination of grindability, modal analysis of flotation feed and products, gravity concentration, and batch rougher and cleaner flotation tests. The 2003 work was carried out on four 50-kg samples selected from the 2003 higher grade drill intercepts in the Central and Southwest Zones. The 2004 work was carried out on eight 50-kg samples selected from various locations from within the Central, Southwest, Junction, West Fork and Copper Canyon Zones.

The following is a summary of the key observations from the 2003/2004 work:

  Comparative ball mill work indices carried out on 28 samples averaged 13.5 kWh/t.
  Copper and gold were readily recovered using a simple flotation scheme and standard reagents for copper.
  A primary grind of 80% passing 150 microns was sufficient for copper mineral and gold liberation.
  A significant fraction of gold was free and floated readily with the copper minerals.
  Gravity gold concentration appeared to have limited additional benefits as the gold was readily recovered by flotation.
  Rougher concentrate required regrinding to a nominal 80% passing 40 microns for effective cleaning.
  A series of locked cycle flotation tests on the main ore types from within the Central, Southwest, Junction and West Fork Zones produced results in line with previous test work. An average head grade of 0.74% copper and 0.38 g/t gold produced 29% copper concentrate with copper and gold recoveries of 90.9% and 70.9%, respectively.

Metallurgical testing continued during 2005. A pre-feasibility level work program validated the flowsheet developed in the previous scoping level work. The flowsheet will comprise rougher flotation, regrind of rougher concentrate and three stages of cleaner flotation. The final concentrates appear readily marketable and had relatively low penalty elements. Fluorine and selenium concentrators were variable and could slightly increase the cost of processing at some smelters.

Galore Creek – Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3-meter intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other half shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 through 2007 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs in Vancouver, B.C. The core that was returned to the box remains on site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20-sample batch.

All assay analysis for the 2003 through 2007 programs was carried out by ALS Chemex Labs of Vancouver, B.C. Upon arrival at the lab the samples were logged in a tracking system and the weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250g split was pulverized to >85% passing 75 microns. Sample analysis for gold content was conducted by 30g fire assay with gravimetric finish. Results were provided between 0.05ppm and 1,000ppm accuracy. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES.

Galore Creek – Project History, Drilling and Exploration

Drilling History

Since initial discovery of the Galore Creek property in 1960, 811 diamond drill holes totalling 220,985 meters have been drilled on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970s, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75 and 85% with the poorest recovery at depths between 60 and 90 meters where abundant open sheet fractures were encountered. At depths below 90 meters core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989–1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 meters), the North Rim showing (six holes, 546 meters), the Saddle Zone (two holes, 226 meters) and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only six holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2006 Program

The 2006 drill program focused primarily on further definition of the deep Bountiful mineralization discovered in 2003, further resource definition along the western margin of the Central deposit and completion of condemnation drilling on the Grace claims in the planned tailings disposal site. The program drilled in excess of 36,200 meters in 67 drill holes and encountered significant new mineralization in the Bountiful Zone, in the high-wall of the Central deposit and down dip in the West Fork deposit. Additional geotechnical drilling in support of mine development was also completed.

Wide-spaced drilling in the Bountiful Zone defined a sub-horizontal zone occurring at roughly 300 meters depth and extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful Zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. Drilling at depth in the high-wall of the Central Zone extended mineralization from the North Gold lens approximately 250 meters to the west. Additional drilling in the Dendritic Creek area about 750 meters south of the North Gold lens shows limited mineralization to the west and likely the limited loss of some previously inferred mineralization. Drilling down dip along the north-dipping West Fork deposit continued to expand mineralization to depth and toward the Bountiful and Southwest deposits.

2007 Program

The 2007 drilling program for Galore Creek completed 15,000 meters of follow-up and exploration drilling. Targets concentrated on optimization of the mine schedule by targeting shallow moderate-grade resources that could displace low-grade stockpile material in years seven to nine of operations. Additional exploration focused on scoping potentially high-grade underground scenarios that could heighten the value of the project.

Drilling was carried out at three primary locations: Copper Canyon, the Grace Claims and the Lower Butte Zone. Drilling at the Lower Butte Zone suggests potential for resource additions. At the Copper Canyon deposit, drilling focused on testing up-slope historical soil anomalies, testing higher-grade targets discovered in 2006 and expanding on depth and lateral extensions of the current resource. As a result of the drilling at Copper Canyon, NovaGold has earned a 60% interest in the neighbouring project. Significant additional drilling was completed to test the geotechnical characteristics of planned pit slopes, waste and tailings storage and water diversion facilities.

Galore Creek – Construction

On June 5, 2007, NovaGold announced that it had received the necessary Federal and Provincial authorizations and permits to allow NovaGold’s Board of Directors to approve the start of construction at Galore Creek. Board approval for construction activities was contingent on receiving full Provincial and Federal authorization for the project. Federal authorization was posted to the Canadian Environmental Assessment Registry on June 4, 2007.

On July 31, 2007, the Provincial Government announced the issuance of a Mines Act permit for the Galore Creek project for construction of the access tunnel. An interim permit issued on July 4, 2007 authorized limited blasting to prepare and stabilize the rock face of the tunnel, as well as preparatory work for the sediment ponds. Receipt of the new permit authorized completion of the access road and tunnel and allowed for the start of earthworks in the Galore Creek Valley.

On October 1, 2007, NovaGold announced that the Galore Creek Partnership and the Company’s subsidiary, Coast Mountain Hydro, had entered into a support agreement with BC Hydro and BC Transmission Corporation (“BCTC”) on the proposed high-capacity 287-kV Northwest Transmission Line (“NTL”). The proposed line would deliver power from Terrace to Bob Quinn Lake, near the Galore Creek project. Under this agreement, GCMC would contribute approximately $158 million toward development of the 287 kV-line infrastructure. The high-capacity 287-kV NTL would provide increased flexibility, power stability and capacity for the Galore Creek project at no additional cost. The NTL project is currently on hold. BCTC and the provincial government are working together to determine the next steps for the NTL project.

Galore Creek – Construction Suspension

On November 26, 2007, NovaGold announced that NovaGold and Teck Cominco had reached the decision to suspend construction activities at the Galore Creek project. A review and completion of the first season of construction indicated substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as conceived and permitted, uneconomic at then consensus long-term metal prices. NovaGold and Teck Cominco continue to view the property as a substantial resource and have initiated a comprehensive review to evaluate alternative development strategies. The Galore Creek Partnership is finalizing an orderly suspension of construction activities and is working with employees, the Tahltan Nation, local communities and other stakeholders to minimize the impacts of this decision.

In April 2007, NovaGold retained AMEC, an independent engineering firm, to review the October 2006 Galore Creek Feasibility Study completed by Hatch Ltd. and to commence project engineering. The review covered the entire project with a focus on construction of the mine facilities and tailings and water management structures.

By mid-October 2007, AMEC’s preliminary work indicated it expected capital costs would be significantly higher than originally estimated. As a result, NovaGold and Teck Cominco commenced a project strategy review, involving seven engineering teams, to assess the AMEC work. AMEC cost estimates continued to increase during this review, and NovaGold and Teck Cominco agreed to suspend construction since it appeared that estimates of the capital cost of the project, without significant re-engineering relative to the approved plan, could approach as much as $5 billion.

Although there were several changes in scope incorporated into the late 2007 AMEC capital cost update relative to the original feasibility study, the largest portion of the capital cost increase is related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the resulting extension of the construction schedule by 18 to 24 months. The project has also been affected by the rapidly escalating capital costs affecting major construction projects worldwide. In light of these developments, NovaGold and Teck Cominco agreed to suspend construction and amend the terms of Teck Cominco’s earn-in obligations in connection with the project, as previously disclosed.

Prior to the suspension of construction, substantial work was completed at Galore Creek during the 2007 construction season, including clearing 80% of the 135-kilometer road right-of-way, completing 66 km of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore Creek Valley. During the construction suspension and optimization period, the partners will maintain the existing infrastructure.

A new, highly seasoned, Galore Creek leadership team was appointed in early 2008. This team has commenced an aggressive review of the project with the objective of identifying an alternative development strategy that would allow the partners to resume construction and advance Galore Creek toward production.

Galore Creek – Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings was held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10, 2006 to September 8, 2006 and September 22, 2006, respectively. The Tahltan Central Council, which was actively engaged in the entire assessment process, submitted their comments to the British Columbia Environmental Assessment Office on October 18, 2006, including a letter of support from the Chair of the Tahltan Central Council. The permitting process for Galore Creek progressed as expected resulting in the receipt of the BC Provincial Environmental Assessment Certificate in February 2007. Federal authorizations were received during Q2-2007.

Although construction at the Galore Creek project was suspended in late 2007, the Canadian Federal and Provincial authorizations to proceed in accordance with the feasibility plan remain in good standing as do the majority of key permits required to continue construction. Should current re-engineering activities culminate with a recommendation to approve substantial changes in the location of critical infrastructure or key aspects of project design, some or all of these authorizations may require amendment before full-scale construction could restart.

Galore Creek – Resource Estimates

The resource estimate for the Galore Creek project was updated by NovaGold to reclassify the proven and probable reserves obtained from the October 2006 Galore Creek Feasibility Study compiled by Hatch Ltd. as measured and indicated resources and to update the inferred resource estimate.

The measured and indicated resource now totals 786 million tonnes grading 0.5% copper, 0.3 g/t gold and 4.9 g/t silver for a total metal content of 8,926 million pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver at a cut-off grade of 0.21% copper-equivalent (“CuEq”).

The updated inferred resource, including NovaGold’s 60% interest in the Copper Canyon project, now totals 457 million tonnes grading 0.35% copper, 0.3 g/t gold and 4.8 g/t silver for a total metal content of 3,554 million pounds of copper, 3.8 million ounces of gold and 65.2 million ounces of silver at a cut-off grade of 0.21% CuEq for Galore Creek and 0.35% CuEq for Copper Canyon.

Unless stated otherwise, the summary tables below show resources at a CuEq cut-off grade of 0.21% . Copper equivalent grades are based on both long-term average metal prices and estimated recoveries using extensive metallurgical data from the Galore Creek resource area. Significant mineralized material exists beyond the current resource conceptual pit and is the focus of ongoing delineation drilling.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)(2)
Effective Date January 25, 2008

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(3) (%)	Copper (M lbs)	Gold (M ozs)	Silver (M ozs)
Measured	4.7	0.5	0.4	4.4	0.8	54.1	0.1	0.7
Indicated	781.0	0.5	0.3	4.9	0.7	8,872.3	7.2	122.4
Measured + Indicated	785.7	0.5	0.3	4.9	0.7	8,926.3	7.3	123.1
Inferred(4)	522.5	0.4	0.3	4.8	0.6	4,018.3	4.9	80.4

(1)	Measured and indicated resources shown on a 100% basis, of which NovaGold owns a 50% interest.
(2)	Rounding errors may occur.
(3)

Copper-equivalent (CuEq%) calculations use metals prices of US$1.55/lb of copper, US$650/oz of gold and US$11/oz of silver. Copper- equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(4)

Galore Creek inferred resource is tabulated at a 0.21% CuEq cut-off grade and are shown on a 100% basis, of which NovaGold owns a 50% interest. Copper Canyon inferred resource is tabulated at a 0.35% CuEq cut-off grade and are shown on a 100% basis, of which NovaGold owns a 60% interest. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

A rigorous quality control and quality assurance protocol has been used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Galore Creek – Future Work

Long-term demand for copper and gold is expected to remain strong and the Galore Creek property contains one of the world’s largest undeveloped copper and gold resources. British Columbia is a good place to invest and both NovaGold and Teck Cominco remain committed to working in the province. NovaGold and Teck Cominco will continue to actively evaluate the project over the next several years with the goal of identifying a viable development strategy that brings value to shareholders, the Tahltan Nation and local communities. Under the direction of GCMC’s new leadership team, numerous studies are now underway to evaluate alternative development approaches and, in 2008 alone, it is expected that nearly $30 million will be expended in this regard. The partnership is also working with the Tahltan Nation and government regulators to develop and implement a program to maintain the road, bridge and related infrastructure completed during the 2007 construction season to a high standard so that adverse environmental impacts are minimized and so that construction can resume quickly if a new plan is approved.

Ambler Project, Alaska (“Ambler”)

The information in this section has been reviewed and verified by Dr. Neal Rigby, CEng, MIMMM, PhD, and Russ White, P.Geo, each of whom is a “Qualified Person” as defined in NI 43-101.

Ambler – Property Description and Title

The Ambler project area is located in the southern Brooks Range of northwestern Alaska, approximately 220 km east of Kotzebue and 35 km north of the village of Kobuk. The center of the project area is 263km east of the town of Kotzebue, 29 km north of the village of Kobuk, 260 km west of the Dalton Highway and 480km northwest of Fairbanks. The current size of the property is approximately 65 km long x 8k m wide and comprises a total of 36,750 ha. NovaGold has commissioned SRK Consulting (US), Inc. to prepare a Preliminary Economic Assessment for the Project.

The project land tenure consists of 1,230 contiguous claims, including 789 40-acre State claims, 347 160-acre State claims, 79 40-acre State select claims, 15 20-acre Federal claims and 272 acres of Federal patented land. The Federal patented claim corners at the project were located by U.S. Government Surveys (“USGS”). NovaGold has used some of these points along with USGS benchmarks to survey drill collars in the district with an Ashtech ProMark2 Global Positioning System (“GPS”) unit. A third-party survey of drill collars has not been performed on the property. Rent for each claim is paid annually to the Alaska Department of Natural Resources. The project is located near the southern edge of the center of the claim block. Mineralization is interpreted to extend west and east and potentially north of the project area and is covered by claims in these directions.

Kennecott Exploration Company, Kennecott Arctic Company (collectively “Kennecott”) and AGC are parties to a joint venture agreement on the Project effective March 23, 2004. In this agreement, NovaGold may earn up to 51% in the Project subject to the completion by NovaGold of the following:

  Performance of certain environmental mitigation efforts within the Ambler District;
  Execution of exploration programs resulting in expenditures of at least US$5,000,000 over the first five years of the Project;
  Delivery to Kennecott by March 23, 2016 of a pre-feasibility study with a positive rate of return using a discount rate of 10%;
  Obtainment of an executed Memorandum of Understanding with critical Alaskan stakeholder groups; and
  Expenditures in total of US$20,000,000 prior to March 23, 2016 over a 12-year period.

As of August 2007, NovaGold had achieved the first two requirements of the joint venture agreement. Exploration programs in excess of the minimum requirement have been completed, and NovaGold has addressed identified environmental concerns associated with the former Kennecott-operated Arctic camp, the Arctic airstrip and the Picnic Creek campsite.

NovaGold is manager of the project through to the completion of a final feasibility study, at which time Kennecott has a one-time option to acquire an extra 2% interest in the project from NovaGold and assume the management of construction and operation of the mine by making a one-time payment to NovaGold equivalent to 4% of the project’s net present value.

Ambler – Accessibility, Climate, and Physiography

There is no developed surface access to the project area. Primary access is by air using both fixed wing aircraft and helicopters. There are four well maintained, approximately 1,500-meter long gravel airstrips capable of accommodating charter aircraft. These airstrips are located 66 km west at Ambler, 46 km southwest at Shungnak,

36 km southwest at Kobuk and 32 km southwest at Dahl Creek. From these points of fixed wing access, helicopter use is required to access the Project site and transport personnel, equipment and supplies. A one-lane dirt track suitable for high-clearance vehicles or construction equipment links the project site to the Shungnak River Camp and the Arctic airstrip. River access to Ambler, Shungnak and Kobuk by barge is occasionally possible via the Kobuk River from Kotzebue Sound via Hotham Inlet. The center of the project area is 263 km east of the town of Kotzebue, 36 km northeast of the village of Kobuk, 260 km west of the Dalton Highway, and 480 km northwest of Fairbanks. All distances are direct by air.

The climate in the Ambler District is typical of a sub-arctic environment. Weather conditions change suddenly during the field season and can vary significantly from year to year. During this time period average high temperatures range from 4 to 18°C, while average lows range from -2 to 10°C. Record high and low temperatures during these months are 29 and -17°C, respectively. The winter months are long and cold as the property is blanketed by snow and ice. During this time, snow cover allows for increased access to the property by snow machine, track vehicle or by fixed wing aircraft. Winter temperatures are routinely below -28°C and can exceed -51°C. Annual precipitation in the region is 546.1 mm with the most rainfall occurring from July through October and the most snowfall occurring from December through April.

The project is located along the south side of the Brooks Range in Alaska. The project is located on the east side of Subarctic Creek straddling a 970-meter ridge between Subarctic Creek and the Kogoluktuk River Valley. Subarctic Creek is a tributary of the Shungnak River. The project area is marked by steep and rugged terrain. Elevations range from 30 meters above mean sea level (“amsl”) at Ambler, Alaska along the Kobuk River to 1,180 meters amsl on the peak immediately north of the project area. Nearby surface water includes Subarctic Creek, both the Shungnak and Kogoluktuk Rivers, the Kobuk River and numerous small lakes.

The Kobuk Valley marks the transition zone between boreal forest and arctic tundra, and permafrost is widespread. Spruce, birch and poplar can be found in better drained portions of the valley, with lichen and moss covering the ground. Willow and alder thickets as well as isolated cottonwoods follow drainages, and alpine tundra is found on the higher slopes and ridges. Because of the remote location of the project, infrastructure, specifically transport of material and personnel to and from the project and power, are the largest cost items. There is no developed surface access to the project area and no power infrastructure near the project area.

Ambler – History and Exploration

Prospectors came up the Kobuk River into the Ambler Lowlands and parts of the Brooks Range around 1900. Several small gold placer deposits in the Cosmos Hills were discovered and worked intermittently. A second wave of prospectors returned to the region after World War II looking for gold, uranium and copper. Copper mineralization was observed at Ruby Creek in 1905, but not much work occurred there until its rediscovery by Rhinehart Berg in the 1940s. By 1957, Berg exposed significant amounts of high-grade copper mineralization. At this time Bear Creek Mining Corporation (“BCMC”), the exploration subsidiary of Kennecott, optioned Ruby Creek from Mr. Berg. The project came to be known as Bornite. Kennecott later began underground development at Bornite, but an attempt to mine the discovery was short lived.

BCMC conducted regional exploration of the Cosmos Hills and the southern Brooks Range while drilling extensively at Ruby Creek. Stream silts sampling in 1963 revealed a 1,400ppm Cu anomaly in Arctic Creek. This anomaly contributed to discoveries of massive sulphide at Arctic and Dead Creeks in 1965 (Kennecott, 1977; Hitzman et al., 1986). In 1967, eight core holes were drilled at Arctic Creek yielding impressive massive sulphide intercepts over a strike length of 460 meters. BCMC intermittently conducted exploration programs on the project from August 1967 to 1998. Over that span, 92 holes were drilled at the Project, including 14 large-diameter metallurgical holes, totaling 17,572 meters. No drilling or additional exploration on the Project was conducted between 1998 and 2004.

In addition to drilling on the project, BCMC continued their exploration of other prospects in the Ambler District. In 1993, Kennecott Minerals, the successor of BCMC, began to re-evaluate the project. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1990 and an updated resource was estimated from the block model. The result was an internal historical estimate of an inferred resource of 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. This historical resource estimate pre-dates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

Exploration on the project was intermittent between the discovery of Arctic in 1965 through to 1998. From 1998 until 2003, there was no work performed on the project. NovaGold entered into negotiations with Kennecott to explore its Ambler land position in mid 2003. Negotiations were completed and a joint venture agreement signed on March 23, 2004.

Exploration activities at Arctic have been performed within industry standards using appropriate models and techniques for a VMS target. NovaGold advanced the Ambler project significantly from 2004 to 2007, completing nearly 3,000 meters of core drilling in 2007 alone. Assay results are pending, but two exploration holes identified the existence of a deeper limb of a recumbent fold structure containing the same stratigraphy as the Arctic massive sulphide deposit. These drill results outline an area of approximately 4.5 square km of productive stratigraphy within drill depth below and adjacent to the Arctic deposit. For comparison, the footprint of the Arctic deposit is only 0.75 square km. Clearly exploration potential remains in this district.

Ambler – Geological Setting

The Ambler district centers around both volcanogenic massive sulphide (“VMS”) deposits and carbonate hosted Cu+/-Zn deposits hosted by Paleozoic metasediments and volcanics along the southern flanks of the Brooks Range. The Ambler project focuses on the VMS deposits and prospects which occur in a metamorphosed formation of Devono-Mississippian volcanic and volcanoclastic sediments known as the Ambler sequence. These rocks are mapped along a 100 km long belt of exposures and lie within a much thicker section of schistose pelitic rocks, the Anirak schist. These rocks, together with younger schist and phyllite and older metaclastic rocks comprise the Ambler schist belt and were deposited in a back-arc submarine setting along a cratonic margin. The Ambler sequence represents a period of tectonic extension accompanied by volcanism and hydrothermal activity resulting in deposition of the VMS deposits.

The base of the Ambler sequence consists of meta-calcarenite, limestone and quartzite and grades up to calcareous graphitic schist and pillowed basaltic lava flows. Quartz muscovite schist and graphitic schist cap this and host much of the sulphide mineralization in the district. These sediments are capped by a “button” schist unit in which albite metamorphic overgrowths overprint re-sedimented pyroclastic ejecta shed into the deeper water setting. Variable accumulations of metagreywacke and silicic volcanoclastic detritus grade upward in to Anirak schist. Variable thicknesses of stratigraphic units suggest local syndepositional faulting which may have focused hydrothermal activity. The Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism and associated folding has resulted in the deformed and folded geometries of the host rocks.

Ambler – Mineralization

The mineralization at the project and within the Ambler District consists of Devonian age, polymetallic (Zn-Cu-Pb-Ag) VMS occurrences. VMS deposits are formed by and associated with sub-marine volcanic-related hydrothermal events. These events are related to spreading centers such as fore arc, back arc or mid-ocean ridges. VMS deposits are often stratiform accumulations of sulphide minerals that precipitate from hydrothermal fluids on or below the seafloor. These deposits are found in association with volcanic, volcaniclastic and/or siliciclastic rocks. They are classified by their depositional environment and associated proportions of mafic and/or felsic igneous rocks to sedimentary rocks.

Mineralization occurs as stratiform semi-massive to massive sulphide beds. The sulphide beds average 4 meters thick but vary from less than 1 to 18 meters thick. All of the zones of mineralization are within an area of roughly 1 km2, with average zone length ranging from 600 to 850 meters and width ranging from 350 to 700 meters. Depths of known mineralization extend to approximately 250 meters below the surface. Host rocks are primarily graphitic chlorite schists and fine-grained quartz sandstones.

Mineralization is predominately coarse-grained sulphides consisting mainly of chalcopyrite, sphalerite, galena, pyrite and pyrrhotite, and may or may not include tetrahedrite. Tetrahedrite-tennantite, electrum and enargite are also present in minor amounts. Pyrite is commonly associated with the massive sulphide horizons, and pyrrhotite and arsenopyrite are present in lesser amounts. Gangue minerals associated with the mineralized horizons include quartz, barite, white mica, black chlorite, calcite, and dolomite while talc is common in the footwall.

Ambler – Drilling

The 2004 drilling focused on the project area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Eleven holes totaling 2,996 meters were drilled. Significant mineralized intervals were encountered in eight of the eleven holes drilled in the program. The twin and in-fill drilling confirmed previously drilled intervals of base-metal mineralization. The results of the 2004 drilling program showed a high degree of variability in thickness and grade within areas of the deposit. Drill holes designed to test extension of the ore deposit failed to extend significant ore grade mineralization.

Frontier Geosciences, Inc. was contracted to complete down hole probing of selected holes at the Project. They also completed a large loop TDEM survey over the Project area. Because mapping indicated permissive stratigraphy coincident with the airborne anomaly west of Riley Ridge, Frontier completed an additional TDEM loop survey over the anomaly core. NovaGold geologists completed geochemical sampling of all NovaGold core and spot sampling of much of the historical BCMC/Kennecott Minerals Arctic core.

Drilling in 2005 again focused on extending and confirming mineralization, particularly in the lower limb of the Arctic antiform at the project. Approximately 3,030 meters of core drilling was completed in nine holes and, although good mineralization was encountered in several holes, structural discontinuities appeared to limit expansion of mineralization to the south and east. Results suggested that the model remained open to the northeast and that the faulted off-root zone had yet to be identified.

During the 2006 field season, an additional 3,010 meters of drilling in 12 drill holes was completed. This drill program was focused on a more regional basis to extend existing mineralization and to identify new mineralized targets within the claim block. Field collar surveys were done with an Ashtech GPS survey system using postprocessing software to obtain survey coordinates. The Riley Vertical Angle Bench Mark was used as the base for all surveys in 2004. Final surveys are listed in the Ambler survey files. The majority of pre-2004 drill collars were also surveyed as part of data verification. Down-hole surveys were collected using a reflex camera. Individual survey readings were collected at the site; data was collected at 50-meter intervals from the bottom of the hole. Data were initially captured on paper and subsequently entered into an electronic spreadsheet. All data were incorporated into a single Access database.

The 2007 drilling program completed nearly 3,000 meters of core drilling in five holes. Two holes located a deeper limb of the complex fold containing the Arctic massive sulphide deposit, and show up to 10 meters of weak mineralization and chlorite-talc alteration 0.5 km north of the Arctic deposit. These drill results outline 4.5 square km of the Arctic horizon within drill depth below and adjacent to the Arctic deposit. An ongoing effort to gather and compile data for a new resource model for the project includes re-logging of historical drill core, detailed logging of individual ore intersections at 1:50 scale and work with hole-to-hole correlations.

All NovaGold drill core was logged, photographed and sawn, with half sent to the lab for analysis and half stored near the property. Core logging was done using metric measurements. Lithology and visual alteration features were captured on observed interval breaks. Mineralization data, including total sulphide (recorded as percent), sulphide type (recorded as a relative amount), gangue and vein mineralogy were collected for each sample interval with an average interval of approximately 2 meters. Structure data were collected as point data. Geotechnical data (core recovery, RQD) were collected along drill run intervals. Using the 2004 logging procedure as a guide, data from the earlier campaigns were taken from those drill logs and entered into the database, with a focus on mineralization information.

Drilling at Arctic has been performed within industry standards using appropriate methods and techniques for a VMS target. Multiple drill hole intersections have resulted in a reasonably accurate knowledge of the orientation of the mineralization. Mineralization follows enclosing stratigraphic layering and is further defined, except where tightly folded, by bedding parallel to bedding subparallel foliation. Most holes intersect the mineral zone nearly perpendicular to foliation and to the mineralization, so the intersections represent near true thickness. Exceptions are where mineralized zones wrap around tight fold hinges, but these instances are rare.

Ambler – Sampling, Assaying & Data Verification

The sampling protocol for all the NovaGold drill programs at the Arctic deposit from 2004–2007 is the same. Core logging geologists mark the sample intervals, which range from 1 to 3 meters in length. Varying rock types, lithologic contacts and mineralized zones influence sample interval selection. Sample boundaries are placed at lithologic contacts. Each hole was sampled in its entirety, even in areas that encountered significant intervals of unmineralized core. Sample intervals of 2 to 3 meters are most common in weakly to unmineralized core, and sample intervals of 1 to 2 meters are more common in mineralized zones or areas of varying lithology. Sample intervals used are well within the width of the average mineralized zone in the resource area. After logging, the core was digitally photographed and cut in half using diamond core saws. Specific attention to core orientation was maintained during core sawing to ensure the best representative sampling. One-half of the core was returned to the core box for storage on site and the other half was bagged and labeled for sample processing and analysis. There are no known drilling and/or recovery factors that could materially impact accuracy. ALS Chemex in Vancouver, B.C. was used for all analyses conducted by NovaGold. ALS Chemex has attained SIO 9001:2000 registration. In addition, the ALS Chemex Vancouver laboratory is accredited to ISO 17025 by the Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA assays for Ag, Cu, Pb and Zn.

Sampling of drill core prior to 2004 by Kennecott and BCMC focused primarily on the mineralized zones. During the 1998 campaign, Kennecott did sample some broad zones of alteration and weak mineralization, but much of the unaltered and unmineralized rock remains unsampled. ALS Chemex was also used for analyses conducted by Kennecott. Earlier BCMC sampling was even more restricted to mineralized zones of core. Intervals of visible sulphide mineralization were selected for sampling and analyses were conducted by Union Assay Office Inc. of Salt Lake City, Utah. Numerous intervals of weak to moderate mineralization remain unsampled in the historical drill core. NovaGold conducted some limited sampling of this historical drill core to gain a better understanding of trace element distribution around the Arctic deposit. During the relogging of much of this historical core, 1-meter intervals were selected over each 10 meters of unmineralized core. These 1-meter intervals were sawn in half, with one-half returned to the box and the other half placed in a bag, labeled and sent to the laboratory for analysis. This type of sampling was used to determine trace element distribution about the deposit; none of the mineralized zones were sampled in this way.

With the lack of outcrop in a folded metamorphic terrane, it is necessary to have a good understanding of the geologic model to predict positioning of the drill to get a sample of true thickness in the mineralized zone. NovaGold has been diligently relogging core and mapping the project to gain this understanding. The use of oriented core is very important to this interpretation. There is confidence that the samples collected at the project are representative of the geometry of the mineralized zone.

The core from the NovaGold programs was sawn in half, with half sent to labs in Fairbanks, AK for sample preparation and the other half returned to the core box for storage. Samples were crushed to 70% <2mm and a nominal 250 g split was sent to Vancouver, B.C. for analysis by ALS Chemex. There the splits were pulverized to 85% <75um. Initial gold analysis was done by fire assay atomic absorption (“FA-AA”) on a nominal 30 g split of the pulp. Samples returning over limit gold values (>10ppm) were rerun using fire assay techniques. Initial results for all other elements (27) were done via four acid digestion ICP analysis on a nominal 25 g split of the pulp. Samples with over limit values for copper (>10,000ppm), lead (>10,000ppm), zinc (>10,000ppm) or silver (>100ppm) were rerun using atomic absorption (“AA”) techniques.

A Quality Assurance/Quality Control (“QA/QC”) program was instituted for the 2004 drill program. Samples were broken into 20 sample batches that included three QA/QC samples. The QA/QC samples included one duplicate, one blank and one standard. Duplicate samples were prepared at the prep facility by taking a second split from the entire prepped sample. A local limestone source was used as the blank material. A series of samples taken from the source area and assayed confirm that the limestone is a suitable blank material. The standard material was obtained from WCM Minerals of Burnaby, B.C. A base-metal standard was selected that best represented the grade of the

Arctic ore. Samples were either in the custody of NovaGold personnel or the assay labs at all times. The apparently poor reproducibility of historical assay values is likely a sign of a highly variable deposit, and not an assaying issue.

The QA/QC data appear to be reasonable for a program of this scope; a few discrepancies exist which are normal. No formal assessment of the QA/QC data from the 2004–2005 data has been made. This should also be done before prefeasibility, and any significant problems addressed by re-assaying samples which had issues. QA/QC data were also made available for the 2005 sampling program, consisting of 166 duplicate samples, 282 standards and 293 blanks. These samples were well within acceptable limits. All pre-2004 drill assay values in the database provided by Kennecott were compared to assay values from the original assay certificates. Local discrepancies, mainly associated with precious metal results, were identified and corrected.

Ambler – Adjacent Properties

There are three properties adjacent to Arctic: Sun, Smucker and Ruby Creek (Bornite). Sulphide systems similar in character to Arctic occur at the exploration properties of Sun and Smucker, held by Andover and Teck Cominco, respectively. Copper mineralization at Bornite, held by NANA, occurs with hydrothermal dolomitization of the Bornite carbonate sequence. The information for Sun, Smucker and Bornite, and the comparisons with Arctic, is in no way indicative that a mineral deposit of similar size or grade does occur or will be found at the Project.

Ambler – Mineral Processing and Metallurgical Testing

The principal minerals containing metals of interest are chalcopyrite (Cu), tetrahedrite (Cu, Ag), galena (Pb, Ag) and sphalerite (Zn). The present study considers production of concentrates for shipment to an existing off-site conventional smelter. Metallurgical testing and the selection process are summarized in this section. A metallurgical testwork program was performed for Kennecott by Lakefield Research (“Lakefield”) in 1998, with a report issued in January 1999. In previous work completed in the 1970s, high levels of lead and zinc were found to report to the copper concentrate, which would at best incur significant smelter penalties, and at worst would not be acceptable to a copper smelter. The objective of the Lakefield test program, therefore, was to define a metallurgical flow sheet that would produce three marketable concentrates: lead/precious metals, copper and zinc.

Two composites were prepared from five drill holes for the metallurgical test program and are thought to be representative of various ore characteristics of the deposit. The first composite, which was defined as the Upper Zone, showed much better metallurgy than the Lower Zone. The Lower Zone samples contained significant quantities of easily floating talc.

Conclusions from the test program are summarized below:

  The copper and lead recoveries and concentrate grades for the Lower Ore Zone, containing high talc, did not yield satisfactory results;
  Copper and zinc concentrates grading 26% Cu and 59% Zn, respectively, in the Upper Zone should be readily marketable;
  The lead concentrate grades for both ore zones were less than 50% Pb, relatively low by world standards;
  The lead recoveries for both ore zones were also low at 68.1% for the low talc and only 31.7% for the high talc with the talc pre-float;
  A talc pre-float appears to be more effective for the Lower Zone material than talc depression, confirming earlier work;
  Primary grinds were generally finer than in previous work (P80 of 74µ versus 120µ); and
  Gold and silver recoveries were generally lower than the projections in the 1996 study but more in line with the actual testwork data from the 1970s.

The data obtained from the Lakefield tests, as expressed in the points above, provided a significant improvement from previous testwork campaigns in the ability to separate payable metals into saleable concentrates.

Ambler – Mineral Resource Estimate

In 1995, based on Kennecott’s interpretation of the mineralized horizons of the Arctic deposit as a series of stack sheets, a computer-generated block model was constructed and a resource compiled. The resource estimate has been upgraded from historical to NI 43-101 compliant, as summarized below.

Ambler Arctic Project Resource Estimate at $100 Gross Metal Value/tonne Cut Off

Resource Category	Tonnes (kt)	Zinc %	Copper %	Lead %	Gold (g/t)	Silver (g/t)
Indicated	16,841	6.0	4.1	0.9	0.8	59.6
Inferred	11,944	5.0	3.6	0.8	0.7	48.4

Contained Metal	Zinc (M lbs)	Copper (M lbs)	Lead (M lbs)	Gold (M ozs)	Silver (M ozs)
Indicated	2,237	1,538	350	0.5	32.3
Inferred	1,313	937	210	0.3	18.6

Notes:
(1)	The effective date of this mineral resource estimate is January 31, 2008. NovaGold is earning a 51% interest in the Ambler project.
(2)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

(4)	This mineral resource estimate assumes metal prices of US$2.25/lb Cu, US$525/oz Au, US$9.50/oz Ag, US$0.55/lb Pb and US$1.05/lb Zn.
(5)

This resource estimate is based on data from 119 core drill holes, derived from drilling programs overseen by Kennecott (historically) and NovaGold Resources Inc. (2004–2007). The resources for the Project are derived from the Vulcan block model using SG values and tabulated below a $100 gross metal value (GMV) cut-off. For the purpose of this resource estimate, the non-rejected SG measurements were categorized by rock type. Actual values within each zone were used to interpolate SG into the block model using inverse distance squared, but where SG sample density was too sparse, a default value of 4.2 was used in the mineralized zones. A default of 2.9, the average SG of non-rejected quartz mica schist samples, was used for all host rock. The block model was defined with an orientation of 49° to parallel the trend of the dominant recumbent fold. Blocks are 5m x 5m in the X and Y dimensions, and variable to within the closest 0.2m in the Z dimension in order to fit the volume of the narrow flat MS zones, as defined by the wireframe solid models. After the metal grades were estimated, a simplified GMV was calculated based on metal prices applied to each individual grade.

Ambler – Future Work

The Arctic deposit is a high-grade, VMS deposit with excellent potential but logistical challenges. Geologic interpretations by NovaGold geologists show a complexly folded and potentially faulted deposit. Based on the widely spaced data available, the current resource model omits these complexities due to lack of correlatable data. However, based on the available samples, this resource estimate should be volumetrically representative. The resource estimate has been completed based on industry standards for this type of deposit with this level of sample spacing. Given the amount of work performed on the project, additional activities are required to confirm previous work and further define the development scheme.

Nome Gold Project, Alaska (“Nome Gold”)

The Nome Gold property is located 5 km north of Nome, Alaska on lands owned by the Company. The resources are hosted by near-surface unconsolidated sands and gravels and have been historically mined for over 100 years. Since 1900, more than four million ounces of gold have been extracted by various parties from the Nome Gold property. Mining was shut down on the project in 1998 due to low gold prices. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property.

On August 28, 2006, Norwest Corporation completed an independent Qualified Person’s Review and Technical Report on the Nome Placer Gold Property. Bruce Davis, Ph.D., FAusIMM, then an employee of Norwest, and Robert Sim, P.Geo, an associate geologist with Norwest, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in NI 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 an NI 43-101 compliant resource estimate and Technical Report for the property. The resource estimate was generated from churn and RC drill hole sample assay results and the associated thickness of gravel. The resource estimate is based on a 2D computer gridded seam model with gold block grades estimated into 100 foot x 50 foot blocks using drill hole assays composited into single samples. Prior to compositing the drill hole grades, high-grade outlier values were cut based on examination of probability plots. The grade estimation model was validated by visual and statistical methods and deemed to be globally unbiased. The blocks were then classified into measured, indicated and inferred mineral resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources. The Nome Gold project gold resource estimate is as follows:

100% Owned Resources(1) – Nome Gold Project – 0.00484 oz/cuyd Cut-off Grade

	Cubic Yards(1) (millions)	Grade (oz/cuyd)	Contained Ounces (millions)
Measured	100.0	0.0078	0.78
Indicated	102.7	0.0070	0.72
Total Measured and Indicated	202.7	0.0074	1.50
Inferred	36.5	0.0064	0.23

Partially Owned Resources(1) – Nome Gold Project – 0.00484 oz/cuyd Cut-off Grade

	Cubic Yards(1) (millions)	Grade (oz/cuyd)	Contained Ounces (millions)
Measured	3.5	0.0063	0.02
Indicated	6.9	0.0063	0.04
Total Measured and Indicated	10.4	0.0063	0.07
Inferred	3.5	0.0056	0.02

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

ITEM  4       RISK FACTORS

An investment in the common shares of the Company is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in “Item 6 – Management’s Discussion and Analysis – Risk Factors”.

Risks Relating to NovaGold and its Industry

NovaGold has no history of producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

NovaGold has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration or development stage and the Company has only defined or delineated any probable reserves at its Rock Creek project. None of the Company’s properties, other than Rock Creek, are currently under development. The future development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labour and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

The figures for NovaGold’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Information Form and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than at Rock Creek, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this Annual Information Form have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties other than Rock Creek. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s other properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. Escalation of costs was a significant factor in the decision to suspend construction at Galore Creek.

None of the Company’s mineral properties, including the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, have an operating history upon which the Company can base estimates of future operating costs.

Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, including the Rock Creek feasibility study or other feasibility studies, if prepared, may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Company’s projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fires;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. On July 19, 2007, two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. While the Company is not aware of any litigation in connection with these fatalities, there is no guarantee that legal proceedings will not be commenced and that the Company will not be named as a defendant.

NovaGold requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse impact on NovaGold.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of natural resources;
  exploration, development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with native groups;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

NovaGold has ongoing reclamation on some of its mineral properties and NovaGold may be required to fund additional work which could have a material adverse effect on its financial position.

The Company mined silver and gold from the Murray Brook mine until 1992, when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee that this amount will satisfy the environmental regulations and requirements. Should government regulators determine that the program requires additional reclamation work, the Company may be required to fund this work, which could have a material adverse effect on the Company’s financial position.

The Company’s Nome, Galore Creek and Ambler properties have been subject to either historical mining operations or exploration activities by prior owners. Alaska Gold Company carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at these sites which could have a material adverse effect on the Company’s financial position.

Title to NovaGold’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan Nation and the Tahltan – like the majority of British Columbia’s First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests to develop its mineral properties.

The Company will need external financing to develop and construct the Galore Creek and Donlin Creek projects and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. In addition, the Company may enter into a strategic alliance and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

The Company had consolidated working capital of approximately $22 million as of November 30, 2007. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production-sharing arrangements or other means.

There can be no assurance that the Company will commence production at any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in this Annual Information Form.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following losses during each of the following periods:

  $44.8 million for the year ended November 30, 2007;
  $30.5 million for the year ended November 30, 2006;
  $5.8 million for the year ended November 30, 2005;
  $8.4 million for the year ended November 30, 2004;
  $7.0 million for the year ended November 30, 2003; and
  $3.5 million for the year ended November 30, 2002.

The Company had an accumulated deficit of $118.9 million as of November 30, 2006, and an accumulated deficit of $163.7 million as of November 30, 2007.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. In order to keep its projects on schedule, NovaGold has made earlier commitments to contractors and suppliers to obtain their services at their properties, particularly Galore Creek. The costs of these services and equipment have increased with increased demand, and may continue to do so if current trends continue. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both. Increased costs were a significant factor in the decision to suspend construction at Galore Creek and could adversely affect development of Donlin Creek and other properties.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, affect the profitability of NovaGold’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;

  global or regional political or economic conditions;
  supply and demand for jewellery and industrial products containing metals; and
  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Galore Creek, Donlin Creek, Rock Creek and Nome projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Because NovaGold does not currently intend to use forward sale arrangements to protect against low commodity prices, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company made acquisitions in SpectrumGold Inc. and Coast Mountain Power Corp. and may make selected acquisitions in the future, with a focus on late-stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit NovaGold’s business strategy;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on its business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Donlin Creek, Galore Creek, Ambler, Rock Creek and Nome projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Because NovaGold’s Galore Creek project is located in Canada and will have production costs incurred in Canadian dollars, while gold and other metals are generally sold in United States dollars, the Galore Creek project results could be materially adversely affected by an appreciation of the Canadian dollar.

Gold and other metals are sold throughout the world principally in United States dollars. If NovaGold commences production on its Galore Creek project, its operating costs on the Galore Creek project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially increase NovaGold’s costs and reduce revenues, if any, on the Galore Creek project. NovaGold currently has no foreign exchange hedging contracts to offset currency fluctuations.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company has documented and tested, during the current fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). Commencing November 30, 2006, the end of the Company’s 2006 fiscal year, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. Management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

Acquiring, holding or disposing of NovaGold's securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this report and, in particular, potential investors should be aware that NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a “passive foreign investment company”, there may be tax consequences for investors in the United States.

Acquiring, holding or disposing of NovaGold's securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this report. In particular, potential investors that are U.S. taxpayers should be aware that the U.S. Internal Revenue Service may determine that the Company is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under

U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

Investors should consult their tax advisors as to the tax consequences of an investment in NovaGold.

NovaGold is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

NovaGold may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.

ITEM  5       DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors. Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Annual Information Form.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

ITEM  6       SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Fiscal Years Ended November 30, 2007, 2006 and 2005, in $000's except per share amounts:

	2007 $	2006 $	2005 $
Net revenues	6,911	8,093	3,254
Expenses and other items	(118,533)	(40,277)	(11,291)
Loss for the year	(44,766)	(30,451)	(5,808)
Loss per share – basic and diluted	(0.45)	(0.33)	(0.09)
Expenditures on mineral properties and related deferred costs(1) USA Canada	57,882 44,965	48,444 36,455	13,205 48,966
Total assets	1,170,240	565,424	270,378
Total long term financial liabilities	(139,131)	(34,039)	(455)

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/07 $	8/31/07 $	5/31/07 $	2/28/07 $	11/30/06 $	8/31/06 $	5/31/06 $	2/28/06 $
Net revenues	1,730	2,173	1,946	1,062	2,080	2,391	2,213	1,409
Income (loss) for the quarter	(32,534)	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102
Loss per share – basic and diluted	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00
Expenditures on mineral properties and related deferred costs(1) USA Canada	(13,423) 13,183	27,203 25,981	25,969 2,156	18,133 3,645	16,088 18,081	27,461 11,501	3,254 1,599	1,641 5,274

(1)

Expenditures on mineral properties and related deferred costs include stock-based compensation, net of recoveries, tax credits and adjustments, writedowns, disposals option payments received and changes in ownership interest of mineral property title.

ITEM 7       MANAGEMENT’S DISCUSSION AND ANALYSIS

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated February 28, 2008 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2007 compared to the previous year. At February 28, 2008 the Company has 105 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2007 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company is listing on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Description of Business

NovaGold is a natural resource company engaged in the exploration and development of gold and copper properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, continued through 2007 and is anticipated to be completed in mid-2008. Construction of the Galore Creek project was suspended at the end of 2007 as a result of cost increases, as more fully described below.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company which is owned equally by NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

Donlin Creek

Donlin Creek is an advanced stage exploration project and is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 372 million tonnes containing 29.4 million ounces of gold and additional inferred resources of 47 million tonnes containing 3.5 million ounces of gold. Located in Southwestern Alaska, the property is under lease from Calista Corporation and The Kuskokwim Corporation, two Alaska Native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. As owner of the subsurface rights of the property Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the pro rata share of the project capitalized costs incurred on the project to that date. The surface use agreement with The Kuskokwim Corporation gives the Company the right to explore for and develop valuable minerals found pursuant to the Calista lease. The surface use agreement requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee, based on 10% of the fair market value of the exclusive use area, for any areas designated as exclusive use areas.

On December 1, 2007, the Company entered into an agreement with Barrick that provided for the conversion of the Donlin Creek joint venture into a new limited liability company, the Donlin Creek LLC, jointly owned by NovaGold and Barrick on a 50/50 basis. As part of the Donlin Creek LLC, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50 percent of Barrick’s approximately US$129.6 million of expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made by paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will bear interest and be paid out of future mine production cash flow. The Company is currently evaluating the accounting for this agreement in its financial statements and will report on this in its consolidated financial statements for the quarter ending February 29, 2008.

Nome Operations

The Nome Operations consist of three main projects located near the town of Nome, Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. Each property is described below.

Rock Creek

The Rock Creek property is located 8 miles north of Nome, Alaska. The Rock Creek property contains a probable reserve of 7.8 million tones containing 320,000 ounces of gold and an additional 170,000 ounces of indicated gold resources and 70,000 ounces of inferred gold resources. Rock Creek is the Company’s most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum. In 2006 the Company received the necessary permits and Board of Directors approval to develop Rock Creek and Big Hurrah. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. Construction activities commenced in August 2006 and production was targeted for late 2007. Permit challenges, resource constraints, unforeseen issues with equipment and severe weather conditions, and other factors have delayed production start up on the project. Gold production is now targeted for mid-2008. Costs are also escalating due to the longer construction timeline. The total capital cost estimate in the feasibility study was approximately US$158 million but given the status of construction, the Company expects capital costs to exceed this amount.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of carrying value based on consensus gold price estimates. If consensus gold prices fluctuate downward significantly, the Rock Creek project may be impaired. There also can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

Big Hurrah

The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Big Hurrah property contains probable reserves of 1.2 million tones containing 190,000 ounces of gold, with an additional 80,000 ounces of indicated gold resources and 10,000 ounces of inferred gold resources. The Company plans to mine and truck material from Big Hurrah to the milling facility located at Rock Creek, using the higher grade material from Big Hurrah to supplement the Rock Creek deposit as a seasonal operation during the summer months. While the current mine plan includes commencing mining at Big Hurrah in 2008, the Company may delay mining Big Hurrah until 2009 should this be considered more optimal.

Nome Gold

The Nome Gold property is located 3 miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.6 million ounces of gold and an inferred resource estimated at 0.25 million ounces. The Company currently plans to complete engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

Galore Creek

Galore Creek, which is held through a partnership with Teck Cominco, is a copper-gold-silver deposit located in Northwestern British Columbia with measured and indicated resources estimated at 786 million tonnes containing 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver. Inferred resources, including 60% of the Copper Canyon project, total 457 million tonnes containing 3.6 billion pounds of copper, 3.8 million ounces of gold and 65 million ounces of silver. The Galore Creek property consists of the Southwest, Central, Junction and West Fork deposits and the Copper Canyon property is immediately east of the main Galore Creek property.

The resource estimate for the project was updated on January 25, 2008 to reclassify proven and probable reserves obtained from the October 2006 Galore Creek Feasibility Study compiled by Hatch Ltd., as measured and indicated resources and to update the inferred resource estimate.

On August 1, 2007, the Company formed a partnership with Teck Cominco with respect to constructing a mine at the Galore Creek project. Each of NovaGold and Teck Cominco have a 50% interest in the project. The activities of the Galore Creek partnership are being conducted by the Galore Creek Mining Corporation (“GCMC”). The necessary permits were received during 2007 for major construction activities. An independent engineering firm was engaged during the year to review the October 2006 feasibility study and commence project engineering. Their preliminary work indicated expected capital cost increases would be significantly higher than originally estimated, as well as an extended construction timeline.

In November 2007, based on a higher capital cost estimate and reduced expected operating margins as a result of the stronger Canadian dollar, the project as originally conceived and permitted was considered to be uneconomic at then consensus long-term metal prices. Although there have been changes in scope from the original feasibility study, the largest portion of the capital cost increase was related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the expected extension of the construction schedule by 18 to 24 months. The project had also been affected by the rapidly escalating capital costs affecting major construction projects world-wide. In light of these developments, NovaGold and Teck Cominco reached a decision on November 26, 2007 to suspend construction and amend the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco’s total minimum committed investment in the partnership would be $403 million, including $72 million to be invested in the partnership over the next five years principally to reassess the project and evaluate alternative development strategies. Teck Cominco’s funding of project costs at November 30, 2007 totalled $264 million. Excluding costs covered by Teck Cominco’s $72 million above, NovaGold and Teck Cominco agreed to share the next $100 million of project costs 33% and 67%, respectively, and as the project moves to care and maintenance will share costs equally thereafter.

The Company’s future obligations as a result of the suspension are to complete the construction demobilization and place the site on care and maintenance. The demobilization costs, which are intended to put the site in a condition that will enable the partners to restart the project at a later date, are estimated to be approximately $93 million and have been accrued and expensed in the period. These costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value based on an analysis performed by the Company at various capital expenditure levels, long-term metal prices and foreign exchange rates. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

Ambler

Ambler is an early stage exploration project located in Northern Alaska, approximately 135 miles east of Kotzebue and 20 miles north of the village of Kobuk. NovaGold has an option to acquire a joint venture 51% interest through an agreement with subsidiaries of Rio Tinto plc, in this large, high grade polymetallic massive sulphide deposit with an indicated resource of 16.8 million tonnes grading 4.1% copper, 6.0% zinc, 0.9% lead, 0.8 g/t gold and 59.6 g/t silver containing 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 350.3 million pounds of lead, 450,000 ounces of gold and 32.3 million ounces of silver. This project has an additional 11.9 million tonnes of inferred resources grading 3.6% copper, 5.0% zinc, 0.8% lead, 0.7 g/t gold and 48.4 g/t silver containing 0.9 billion pounds of copper, 1.3 billion pounds of zinc, 0.2 billion pounds of lead, 260,000 ounces of gold and 18.6 million ounces of silver. In order to earn a 51% interest, the Company must expend US$20 million on the property, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The Company is manager of the project through to completion of a feasibility study, and the subsidiaries have a onetime option after completion of a feasibility study to acquire, by making a payment to the Company based on net present value, an additional 2% interest in the project and assume management of construction and operation of the mine.

Other Properties

NovaGold holds a portfolio of earlier stage exploration projects in British Columbia and Alaska that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of Operations

For the year ended November 30, 2007, the Company reported a loss of $44.8 million (or $0.45 per share) compared to a loss of $30.5 million (or $0.33 per share) for the corresponding period in 2006. On November 26, 2007, the Company announced the suspension of construction at the Galore Creek project. The Company consolidates the results from the Galore Creek partnership and recorded total costs related to the suspension of approximately $93.1 million, of which $46.6 million is allocated on an equity basis to the Company’s 50% partner Teck Cominco, leading to a net expense to the Company of $46.6 million before tax. Under the agreement with Teck Cominco, Teck Cominco is required to pay 67% of the $93.1 million. In 2006 the Company incurred $21 million of costs related to defending an unsolicited bid for the Company that was ultimately rejected by shareholders holding 86% of the Company’s shares.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.1 million during the year ended November 30, 2007 compared with $1.7 million in 2006. The main reduction in sales was caused by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction. Interest income decreased to $6.0 million for the year ended November 30, 2007 compared with $6.6 million in 2006, due to lower average cash balances.

Expenses for the year ended November 30, 2007 were $118.5 million compared to $40.3 million in 2006, including $2.0 million and $4.2 million, respectively, for the non-cash stock-based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, professional fees, and foreign exchange losses have decreased to $23.4 million in 2007 compared with $36.1 million in 2006. Expenses in 2006 were higher due to professional fees of approximately $17.5 million incurred responding to an unsolicited bid for the Company. Offsetting the decrease is a $2.8 million increase in foreign exchange losses resulting primarily from the effect of the strengthening of the Canadian dollar on the difference between the Company’s US dollar cash balances and its US dollar liabilities.

On November 26, 2007, the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs and a longer construction schedule for the project than previously estimated. For the year ended November 30, 2007, the Company has recorded $93.1 million for the associated demobilization costs. The demobilization cost has been reduced by Teck Cominco’s 50% partnership interest, for a net cost of $46.6 million before tax.

Other items of significance include the sale of the Company’s investment in Pioneer Metals Corporation (“Pioneer”) and the equity losses and dilution gains associated with the Company’s investment in Alexco Resource Corp. (“Alexco”). On March 14, 2007, the Company sold its entire holdings of Pioneer at $1.00 per share for $5.9 million and recorded a gain of $4.2 million on the sale. The Company equity accounts for its strategic investment in Alexco as it has significant influence over Alexco. For the year ended November 30, 2007, the Company recorded a net loss of $0.5 million from the net of its share of Alexco’s net loss and the gain on dilution of its ownership in Alexco, compared to a net gain of $0.1 million for the same period in 2006.

Liquidity and Capital Resources

At November 30, 2007, the Company held $97.9 million in cash and cash equivalents. During the year, the Company completed an equity offering for net proceeds of $217.2 million after commissions and expenses of $12.0 million. Also during the year, the Company generated proceeds from the sale of Pioneer shares of $5.9 million. From the date of formation of the Galore Creek partnership on August 1, 2007 to November 30, 2007, Teck Cominco funded $264.3 million into the partnership of which $82.8 million remained in cash and cash equivalents at November 30, 2007. Certain of these funds are expected to be used for suspension activities.

The Company expended $60.3 million on net operating activities during the year ended November 30, 2007 compared with $3.1 million in 2006. Major changes in non-cash working capital during the year were a net $13.3 million decrease in accounts payable, primarily due to the fact that $11.5 million of takeover defense costs were accrued at November 30, 2006 with no corresponding amount at November 30, 2007; increases in deposits and other receivables of approximately $14.0 million related primarily to $10.1 million of GST amounts recoverable on construction activities at Galore Creek; and an $8.9 million increase in supplies inventory at the Company’s Rock Creek mine project. Also included in 2007 was $93.1 million of suspension costs to be paid over 2008, of which $31.0 million will be paid by the Company.

During the year ended November 30, 2007, the Company generated $487.8 million in cash flows from financing activities compared with $196.3 million in 2006. Of this amount, $217.2 million, net of commission and expenses of $12 million, resulted from the issuance of 12.5 million shares at $18.33 (US$16.25) per share under a public offering that closed in April 2007, $6.3 million arose from stock option and warrant exercises and $264.3 million from Teck Cominco’s funding of the Galore Creek project. The net proceeds from financing activities of $196.3 million in 2006 arose primarily from a public offering of 14.95 million common shares at $14.43 (US$11.75) per common share in February 2006.

The Company expended $436.1 million on investing activities during 2007 compared with $119.9 million during 2006. The majority of the Company’s investing activity during the year related to construction activities at the Rock Creek mine (approximately $78 million) and the Galore Creek project (approximately $239 million). The Company expended $48.7 million in 2007 on mineral properties and deferred costs compared with $50.3 million in 2006. The majority of the 2007 and 2006 mineral property expenditures occurred at the Galore Creek and Rock Creek projects.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

At November 30, 2007, the Company’s aggregate commitments for operating leases totaled $6.9 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at November 30, 2007 in the amount of US$3.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the first quarter of 2008. Of the US$64.8 million owed to Barrick, US$52.1 million is payable from cash flows from Donlin Creek and will be due in more than five years based on the expected production timeline.

The future minimum payments at November 30, 2007 are approximately as follows:

In thousands of Canadian dollars
	Operating Leases $	Rock Creek $	Donlin Creek $	Total $
2008	0.9	3.0		3.9
2009	0.8	-	-	0.8
2010	0.7	-	-	0.7
2011	0.7	-	-	0.7
2012	0.6	-	-	0.6
Thereafter	3.2	-	64.8	68.0

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At November 30, 2007, the Company had cash and cash equivalents of $97.9 million. Of this amount $82.8 million was designated for Galore Creek activities, including payment of existing payables, but a portion is expected to be used for payment of suspension costs. Subsequent to November 30, 2007 the Company received $19 million from the proceeds of the sale of its shares in US Gold Corp, received $8.3 million from the release of funds securing certain bonds, obtained a revolving line of credit of $30 million maturing July 30, 2008 and expects the release of $4.6 million of funds securing a letter of credit for contracts already settled. Based on current estimates and gold prices, the Rock Creek mine should generate over $25 million of cash flow during 2008. Approximately 3.5 million warrants to purchase shares at $7.00 per share expire on October 1, 2008; if exercised these would generate net proceeds of $24 million to the Company.

The Company has budgeted to spend approximately $30 million on Rock Creek construction in fiscal 2008 and an additional $7 million on exploration costs to identify additional resources for the mine. The Company has budgeted to spend approximately $25 million on Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the focus to expand the existing resource base. The Donlin Creek LLC expects to approve a second budget for the remainder of 2008, the amount of which has yet to be fixed.

At Galore Creek, the Company’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization budget has yet to be approved but $93 million has been included for estimated suspension costs of which 33%, or $31 million, will be borne by NovaGold. NovaGold and Teck Cominco are re-evaluating options to determine whether Galore Creek can become a viable, operating mine with a long, profitable life. Ongoing care and maintenance costs, which will be required to monitor the site and infrastructure until a decision is made to proceed with or abandon the project, are currently estimated at $10 to $20 million for 2008 of which 50% is expected to be borne by NovaGold and will be expensed as incurred. The decision to restart construction may not occur for several years. If the project does not proceed, the Galore Creek partnership may have to reclaim and restore any disturbed land and these costs could be material.

The Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

At February 28, 2008, NovaGold had $33 million of unrestricted cash and available lines of credit.

Related Party Transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”), a related party having two common directors, completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s ownership in Alexco at February 28, 2008 is approximately 17.8% .

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer nil (2006: US$30,000) under the agreement.

Critical Accounting Estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditure and intangible assets, the amount of project suspension costs and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Intangible Assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Project Suspension Costs

The Company’s future obligations as a result of the suspension of the Galore Creek project are to complete the construction demobilization and place the site on care and maintenance. The estimated demobilization costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

Reclamation Costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. Actual results could be materially different from these estimates.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Changes in Accounting Policies

Effective as of December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments - Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30.8 million, which was reported as an adjustment to the opening balance of accumulated comprehensive income. For the year ended November 30, 2007, the Company reported a net unrealized loss of $10.6 million.

The Company has also adopted new accounting policies for supplies inventory and capitalized interest. Supplies inventory consists of equipment, supplies and spare parts to be consumed in the operations at the Rock Creek mine. Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved. See note 2 of the consolidated financial statements for the year ended November 30, 2007 for further disclosure.

New Accounting Pronouncements

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments - Disclosures”, and Handbook Section 3863, “Financial Instruments - Presentation”. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the impact of this new standard on the Company’s results, financial position and cash flows.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

U.S. GAAP

For new U.S. GAAP accounting pronouncements, see Note 16 “Significant differences from United States accounting principles” to the consolidated financial statements.

Disclosure Controls and Internal Controls Over Financial Reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending November 30, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended November 30, 2007 which materially affected or are reasonably likely to materially affect, the Company’s ICFR.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation. In efforts to address this material weakness the Company is taking the following actions:

  Provide additional training and education for our accounting staff with respect to U.S. GAAP; and
  Consult with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-

feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price Volatility – Gold, Copper and Other Metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

ITEM  8        MARKET FOR SECURITIES

Common shares

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol “NG”. The Company believes that more than half its shares are beneficially owned by investors in the United States. The following tables set out the market price range and trading volumes of the Company’s common shares on the TSX and AMEX for the periods indicated.

Toronto Stock Exchange

			Volume
	High	Low	(no. of shares
Fiscal 2007(1)	($)	($)	in thousands)

November	19.99	8.59	1,010,000
October	18.99	15.77	390,900
September	16.81	14.85	226,700
August	17.25	13.82	256,100
July	17.00	15.06	299,200
June	17.13	14.81	363,000
May	16.88	14.62	414,000
April	20.44	15.73	559,400
March	19.88	18.50	190,500
February	20.26	18.90	164,300
January	19.93	18.52	201,700
December (2006)	19.99	18.10	208,700

American Stock Exchange

			Volume
	High	Low	(no. of shares
Fiscal 2007(1)	(US$)	(US$)	in thousands)

November	21.91	8.69	2,602,100
October	19.94	15.80	748,500
September	16.81	14.05	623,300
August	16.34	12.83	577,900
July	16.30	14.26	459,300
June	16.00	13.85	620,400
May	15.70	13.24	876,300
April	17.82	14.18	1,664,100
March	17.10	15.73	343,800
February	17.46	16.20	382,300
January	16.96	15.50	540,200
December (2006)	17.16	15.84	812,000

Note:
(1)	The Company’s fiscal year end is November 30.

Warrants

The Company has issued, as part of a private placement from October 2003, 3,500,000 warrants each exercisable at $7.00 for one common share of the Company that expire on October 1, 2008. These warrants are listed and posted for trading on the TSX under the symbol “NG.WT”. At November 30, 2007 and as of the date of this AIF, 3,452,000 of these warrants were outstanding. The following table sets out the market price range and trading volumes of the Company’s warrants on the TSX.

Warrants (“NG.WT”)
	High	Low
Fiscal 2007(1)	($)	($)	Volume

November	13.27	3.00	1,043
October	12.25	9.20	90
September	9.95	8.50	36
August	10.52	7.47	101
July	10.19	8.38	61
June	10.32	8.25	191
May	10.35	8.08	213
April	13.61	9.32	388
March	13.10	12.20	56
February	13.43	12.20	59
January	13.25	12.00	285
December (2006)	13.22	11.52	473

Note:
(1) The Company’s fiscal year end is November 30.

ITEM  9        OFFICERS AND DIRECTORS

The following table sets forth information about the Company’s directors, executive officers and certain key employees, and their respective positions as of the date of this Annual Information Form.

Executive Officers and Directors

Name	Title
Rick Van Nieuwenhuyse	President, Chief Executive Officer and Director
Robert J. (Don) MacDonald	Senior Vice President, Chief Financial Officer and Corporate Secretary
Peter W. Harris	Senior Vice President and Chief Operating Officer
Patrick Downey	Director
Michael H. Halvorson	Director

Name	Title
Gerald J. McConnell	Director
Cole E. McFarland	Director
Kalidas Madhavpeddi	Director
Clynton R. Nauman	Director
James L. Philip	Director

Other Senior Management
Douglas Brown	Vice President, Business Development
Carl Gagnier	Executive Vice President of NovaGold Canada
Sacha Iley	Vice President, Human Resources
Gregory S. Johnson	Vice President, Corporate Communications and Strategic Development
Susan Mathieu	Vice President, Safety, Environment and Sustainability
Douglas Nicholson	Vice President of NovaGold Alaska/Alaska Gold
Joseph R. Piekenbrock	Vice President, Exploration
Elaine M. Sanders	Vice President, Finance
Delaney Fisher	General Counsel

Rick Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 30 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in, and knowledge of, Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Peter Harris was appointed Senior Vice President and Chief Operating Officer of the Company in October 2005. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He has been involved with, and responsible for, the development and operation of mines on four different continents including mines in Canada, Papua New Guinea, South Africa and England. Recently, Mr. Harris was Senior Vice President, Project Development at Placer Dome where he was responsible for project development activities related to projects in the United States, Chile and the Dominican Republic.

Robert J. (Don) MacDonald joined the Company as Senior Vice President, Chief Financial Officer and Secretary in January 2003. Mr. MacDonald brings with him 25 years of experience in mine development and financing. Prior to joining the Company, Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc., a public biotech company, from 2001 to 2003, De Beers Canada Mining (formerly Winspear Diamonds) from 1999 to 2001, and Dayton Mining from 1991 to 1999, and Vice-President Finance of Granges Inc. from 1983 to 1991. During his career, Mr. MacDonald has been involved in the operation or development of ten mines in North and South America, and the completion of multiple mine financings and mergers and acquisitions transactions totaling over $2 billion. Mr. MacDonald is a chartered accountant and has Bachelors and Masters degrees in Engineering from Oxford University.

Douglas Brown joined the Company as Vice President, Business Development in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the United States and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a Bachelor of Science degree in Mining Engineering and a Masters of Science degree in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown’s positions within the Placer Dome group of companies included Vice President of Strategic Development from 1999 to 2002, Assistant Mine General Manager at the South Deep Gold Mine in 2001, Director of Finance and Planning from 1997 to 1999 and Manager of Corporate Finance from 1994 to 1997.

Carl Gagnier joined NovaGold in January 2005, having spent 15 years as a senior executive with Placer Dome in Chile, Costa Rica, Venezuela and Canada. He has a wealth of experience with operations management, government relations, and project development. Mr. Gagnier’s positions within the Placer Dome Group (PDG) included President Minera Las Cristinas, President PDG Costa Rica, and Mine General Manager Minera Mantos de Oro. Most recently, he was General Manager of Minera Zaldívar, in Antofagasta, Chile during the design, construction and initial operation of the world-class Zaldivar mine. Mr. Gagnier holds a Bachelor of Science degree in Metallurgical Engineering from Queen’s University.

Sacha Iley joined NovaGold as Human Resources Manager in May 2006, and was promoted to Vice President in June 2007. Her Human Resources background is well suited to NovaGold, with a unique combination of experience in a head office environment and also managing construction, start-up and operational aspects of Human Resources at a mine site. Prior to joining NovaGold, Ms. Iley worked for Placer Dome for over 7 years. Her most recent assignment was with Placer Dome Canada as the Human Resources Superintendent at Musselwhite Mine, located north of Thunder Bay, Ontario. In addition, Ms. Iley’s construction and start-up experiences have taken her to such culturally diverse locations as South Deep Mine in South Africa, North Mara Mine in Tanzania and Henty Mine in Tasmania. Ms. Iley holds a Bachelors Degree from the University of British Columbia.

Gregory Johnson joined the Company as Vice President, Corporate Communications and Strategic Development in 1998. Prior to joining the Company, Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Placer Dome in Alaska, Mr. Johnson played a key role in the multi-million ounce Donlin Creek project discovery. From the late 1980s, Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the United States, Canada, Australia, Russia and Africa. Mr. Johnson is responsible for marketing and communications activities of the Company and is involved in developing strategic growth opportunities.

Susan Mathieu joined NovaGold in July 2007 to provide leadership and strategic direction and expertise to support the successful exploration, evaluation, construction, operation and eventual closure of the Company’s mines and projects. Ms. Mathieu’s career includes 18 years of worldwide exploration, project development and operations positions. Most recently, she was Director, Health, Safety & Environment at Centerra Gold, which had exploration projects and operations in Kyrgyzstan and Mongolia. Ms. Mathieu worked for 6 years with Falconbridge Limited at operations and projects in Tanzania, northern Ontario and Peru. Prior to that Ms. Mathieu held a number of positions over 11 years in the environmental and sustainable development fields within the Placer Dome group of companies in northern BC, northern Ontario and South Africa. Ms. Mathieu holds an Honours B.Sc. in Biology and an M.Sc. in Biology/Environmental Toxicology, both from the University of Saskatchewan.

Joseph R. Piekenbrock joined the Company as Vice President, Exploration in June 2003. Prior to this he was a key member of the Donlin Creek exploration team as a consultant for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years of experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources Inc. In addition, he brings a wealth of northern experience through years of exploration for both Cominco Ltd. and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts degree in geology from the University of Colorado and a Masters of Science degree in geology from the University of Arizona.

Elaine M. Sanders joined the Company as Controller in March 2003 and became Vice President, Finance in October 2006. Prior to joining the Company, she was Controller and Chief Accounting Officer for an international high technology company in the telecommunications sector. Ms. Sanders brings over 14 years of experience in auditing, financing and accounting for public and private companies. She has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and AMEX stock exchanges. Ms. Sanders is a chartered accountant and a chartered public accountant, and holds a Bachelor of Commerce degree from the University of Alberta.

Delaney Fisher brings extensive legal experience to his role as General Counsel for NovaGold. Prior to joining NovaGold, Mr. Fisher was General Counsel at Viceroy Exploration Ltd. and was previously an Associate in the Securities and Business Groups at Blake, Cassels & Graydon LLP, where he was involved in a number of significant acquisitions and financings. Mr. Fisher also gained litigation experience as an associate at a boutique litigation firm in Vancouver. Mr. Fisher is a member of that British Columbia Bar and holds Bachelor of Law and Bachelor of Arts degrees from the University of British Columbia.

Douglas Nicholson has over 18 years of mine development and operation experience. Prior to joining NovaGold, Mr. Nicholson was in charge of mine development engineering at the Kinross Gold 400,000 oz per year open-pit Fort Knox and True North deposits in Fairbanks, Alaska. Prior to his work at the Fort Knox and True North gold deposits, Mr. Nicholson was chief mine engineer for Cambior at the Valdez Creek Mine in Alaska. Mr. Nicholson has a Bachelor of Science degree in mine engineering from the University of Alaska - Fairbanks.

Patrick Downey, a director of the Company, is a professional engineer with over 20 years of experience in the resource industry on four continents. He is President and CEO of Aura Gold Inc., a TSX-listed company actively exploring and developing properties in Brazil. Previously, Mr. Downey was President and CEO of Viceroy Exploration Ltd. and President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation. He also held Project Engineer positions on several large-scale gold mining operations, including La Coipa in Chile and the Misima and Porgera mines in Papua New Guinea, as Vice President of Rescan Engineering Ltd. and Project Manager for Kilborn Engineering Ltd. Prior to these Canada-based positions, Mr. Downey held operating engineering positions at several mining projects for Anglo American Corporation in South Africa.

Michael H. Halvorson, a director of the Company, is the President of Halcorp Capital Ltd., a position he has held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, Orezone Resources Inc., Radiant Resources Inc., Fission Energy Corp., ICS Copper Systems Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Gerald J. McConnell, Q.C., a director of the Company, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole L. McFarland, a director of the Company, is the principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Placer Dome US from 1987 until his retirement in July 1995. During that period, Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome group of companies. Mr. McFarland was also a director of Bema Gold Corp.

Kalidas Madhavpeddi, a director of the Company, brings over 25 years of experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales to NovaGold’s Board of Directors. After over 25 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Clynton R. Nauman, a director of the Company, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip, a director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Phillip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee of NovaGold Resources Inc. has been structured to comply with Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”). The Audit and Corporate Governance Committee is made up of James Philip (Chair), Michael Halvorson and Kalidas Madhavpeddi. All members of the Audit and Corporate Governance Committee are considered financially literate and independent as those terms are defined in MI 52-110.

Audit and Corporate Governance Committee Charter

The Corporation’s Board of Directors has adopted the following charter for the Audit and Corporate Governance Committee.

Purpose

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

Committee Membership

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. Members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board (typically held immediately after the annual shareholders’ meeting) and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee as soon as such member ceases to be a director of the Company. The members of the Audit Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Meetings

The Audit Committee may appoint one of its members to act as Chairman of the Audit Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Audit Committee or a director and can be changed by simple notice from the Chairman. No business may be transacted by the Audit Committee except at a meeting at which a quorum of the Audit Committee is present or by a resolution in writing signed by all members of the Audit Committee. A majority of the members of the Audit Committee shall constitute a quorum, provided that if the number of members of the Audit Committee is an even number, one half of the number of members plus one shall constitute a quorum.

The Audit Committee will meet as many times as it deems necessary to carry out its responsibilities but not less frequently than quarterly. The Audit Committee shall meet periodically (but not less frequently than twice annually) with the independent auditors, with management not present for an allotted part of the meeting. In addition, as part of its job to foster open communication, the Audit Committee shall meet periodically with management, and the internal accountants in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. The time at which, and the place where the meetings of the Audit Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Audit Committee, unless otherwise provided for in the articles of association of the Company or otherwise determined by resolution of the Board. The Audit Committee may invite such other persons (i.e. the CEO, CFO, Controller) to its meetings as it deems necessary. The independent auditors should be invited to make presentations to the Audit Committee as appropriate and may be so invited by any member of the Audit Committee.

Committee Authority and Responsibilities

To fulfill its responsibilities and duties, the Audit Committee shall:

Oversight of the Company’s Independent Auditors

1)

Have the sole authority to select the independent auditor to be put forth for appointment at each annual meeting of the Company. The Audit Committee shall be directly responsible for the compensation (subject to shareholder authorization) and oversight of the work of the independent auditor. The independent auditor shall report directly to the Audit Committee.

2)

Satisfy itself that the Company’s auditors are “independent” of management, within the meaning given to such terms in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies;

3)

Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company including non-audit services. Evaluate the qualifications, performance and independence, of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board;

4)

Satisfy itself of the rotation of the audit partners as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis;

5)	Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit;
6)

Satisfy itself that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board has been addressed and that there are no “unresolved differences” with the auditors;

7)	Satisfy itself that the independent auditor reports directly to the Audit Committee; and
8)

Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non- audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

Financial Statement and Disclosure Matters

9)	Review the interim unaudited financial statements and the annual audited financial statements, and shall report thereon to the Board;

10)

Satisfy itself that the Company’s annual audited financial statements are fairly presented in accordance with applicable Canadian and U.S. GAAP and shall recommend to the Board whether the annual financial statements should be approved;

11)

Satisfy itself that the information contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form, the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC) and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading in light of the circumstances under which it was made;

12)

Review any reports or other financial information of the Company submitted by the independent auditor to any governmental body, or the public, including any certification, report, opinion or review rendered by the independent auditors;

13)

Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies;

14)	Prepare the report required by the rules of the SEC to be included in the Company’s annual proxy report;
15)	Review and discuss quarterly reports from the independent auditors on:
	i)	All critical accounting policies and practices to be used;
ii)

All alternative treatments of financial information within applicable Canadian and U.S. generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

	iii)	Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;
16)

Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

17)	Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;
18)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

19)

Discuss with the independent auditor the matters required to be discussed relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

20)

Review disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process for the Form 40-F (or other annual report as may be required under the rules and regulations of the SEC) about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Financial Reporting and Risk Management

21)

Review the audit plan of the independent auditors for the current year, and review advice from the independent auditors relating to management and internal controls and the Company’s responses to the suggestions made therein;

22)	Review with management compliance with internal accounting controls, informational gathering systems and management reporting on internal control;
23)	Review with management and the auditors the relevance and appropriateness of the Company’s accounting policies and review and approve all significant changes to such policies;
24)

Satisfy itself that the Company has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management and financial and business operations and that these are operating effectively;
25)	Review and approve the Company’s investment and treasury policies and monitor compliance with such policies;
26)	Review the significant reports to management prepared by personnel in charge of the auditing process and management’s responses; and
27)

Discuss with the independent auditor and senior executives of the Company the responsibilities, budget and staffing of personnel in charge of the auditing process and any recommended changes in the audit plan.

Compliance Oversight Responsibilities

28)	Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated;
29)

Obtain reports from management, the Company’s personnel in charge of the auditing process and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Code of Business Conduct and Ethics adopted by the Company. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Code of Business Conduct and Ethics adopted by the Company;

30)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

31)

Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting policies;

32)	Discuss with the Company’s general counsel or outside counsel, as appropriate, legal matters that may have a material impact on the financial statements or the Company’s compliance policies; and
33)	Satisfy itself that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

General

34)	Make regular reports to the Board;
35)

Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Company and it subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries; and (iii) to commission reports or supplemental information relating thereto;

36)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee;

37)

Permit the Board to refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board may from time to time see fit;

38)	Review the Audit Committee’s own performance;
39)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval;
40)

Advise the Board immediately if any of its members no longer meet the independence requirements of the American Stock Exchange, the Exchange Act, the SEC or any other regulatory body having jurisdiction over the Company; and

41)	Perform any other activities consistent with this Charter, the Company’s Articles of Association and governing law as the Audit Committee or the Board deems necessary or appropriate.

Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with Canadian and U.S. GAAP applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Audit and Corporate Governance Committee Members’ Experience and Education

James Philip, CA (Chair)
Mr. Philip is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Michael H. Halvorson
Mr. Halvorson is the President of Halcorp Capital Ltd., a position he has held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, Orezone Resources Inc., Radiant Resources Inc., Fission Energy Corp., ICS Copper Systems Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd..

Kalidas Madhavpeddi
Mr. Madhavpeddi has over 25 years experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. After over 25 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Pre-Approval Policies and Procedures

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. All fees in 2007 were pre-approved pursuant to this policy.

External Auditor Service Fees

The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), 250 Howe Street, 7th Floor, Vancouver, British Columbia.
(a)           Audit Fees
The aggregate fees billed by PWC in each of the last two fiscal years for audit services are as follows:
               For the year ended November 30, 2007:                $431,329
               For the year ended November 30, 2006:                $135,801

(b)           Audit Related Fees
The aggregate fees billed by PWC in each of the last two fiscal years for assurance and related services by PWC that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (a) are as follows:
               For the year ended November 30, 2007:                $393,021
               For the year ended November 30, 2006:                $343,803

(c)           Tax Fees
The aggregate fees billed in each of the last two fiscal years for professional services rendered by PWC for tax compliance, tax advice and tax planning are as follows:
               For the year ended November 30, 2007:                Nil
               For the year ended November 30, 2006:                Nil

(d)           All Other Fees
The aggregate fees billed in each of the last two fiscal years for products and services provided by PWC, other than the services reported under causes (a), (b) and (c) above are as follows:
               For the year ended November 30, 2007:                $26,970
               For the year ended November 30, 2006:                Nil

Other Board Committees

The Board of Directors has also designated a Compensation Committee consisting of Messers. McConnell, McFarland and Philip and a Safety, Environment and Sustainability Committee consisting of Messers. Nauman, Van Nieuwenhuyse and Madhavpeddi.

All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Conflicts of Interest

To the knowledge of the Company as of the date of this annual information form, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below.

The Company provided exploration and management services totaling $0.9 million to Alexco Resource Corp. (“Alexco”), a related party having two common directors. Mr. Nauman is Alexco’s President and Chief Executive Officer and Mr. Van Nieuwenhuyse is a director of Alexco. Ms. Sanders ceased to be Alexco’s Chief Financial Officer during 2007.

ITEM 10       LEGAL PROCEEDINGS

Litigation Regarding the Grace Claims and the Galore Creek Project

NovaGold Canada Inc. was served with a writ of summons on October 17, 2005 by Pioneer, now controlled by Barrick, related to NovaGold’s option to earn a 60% interest in the Grace claims located one kilometer from the northernmost extension of NovaGold’s Galore Creek project pursuant to an agreement between Pioneer and NovaGold dated March 2004 (the “Option Agreement”). Pioneer was seeking to rescind the Option Agreement and to receive unspecified damages for purported misrepresentations and breach of fiduciary duty. Pioneer was alleging that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. NovaGold believed it had met its obligations under the Option Agreement and was seeking an order that the Option Agreement was still in effect.

On December 3, 2007, the Company and Barrick announced that all of the outstanding lawsuits between the companies and their respective affiliates, including the litigation in connection with the Grace Claims, were being dismissed pursuant to a Settlement Agreement dated November 8, 2007.

Litigation Regarding the Galore Creek Project

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska alleging that Barrick had violated U.S. Securities laws by making material misstatements in documents relating to a hostile takeover bid for NovaGold. In addition to the U.S. Securities law claims, NovaGold’s lawsuit against Barrick alleged:

  Breach of contract by Barrick and Barrick U.S. under the back-in agreement; and
  Breach of fiduciary duties owed by Barrick and Barrick U.S. to NovaGold as joint venture partners.

and sought among other remedies:

  A declaratory judgement to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek; and
  An order to the affect that it is impossible for Barrick to satisfy the requirements, in which case NovaGold is asking to be appointed as manager of the project.

Subsequent to the commencement of the lawsuit, Barrick sent supplementary information to NovaGold shareholders which the court found to be sufficient disclosure. However, the court found in an order filed September 13, 2006 that there was a genuine dispute as to the meaning of the terms of the back-in agreement and the possibility of Barrick U.S. meeting the terms by November 2007. NovaGold believed it would not be possible for Barrick U.S. to meet the requirements for it to earn an additional 40% interest in the Donlin Creek project.

On December 3, 2007, the Company and Barrick announced that all of the outstanding lawsuits between the companies and their respective affiliates were being dismissed pursuant to a Settlement Agreement dated November 8, 2007.

Litigation Regarding the Rock Creek Project

A group of individuals from Nome, Alaska filed a lawsuit against the U.S. Army Corps of Engineers (“Corps”) in mid-November 2006, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold Company were named as defendants, the Alaskan Court granted NovaGold’s motion to intervene in the case.

On December 7, 2006, the Corps announced that it was reviewing the Permit Evaluation and Decision Documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and suspended the permit while they completed the review. The Corps allowed NovaGold to continue work in uplands and areas previously disturbed. The permit was issued to NovaGold’s subsidiary, Alaska Gold Company, pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites. The original case was been dismissed because the Corps suspended the permit.

After concluding its review, the Corps determined that the permit should be issued. Following re-issuance of the Permit Evaluation and Decision Documents in February 2007, the individuals who had launched the initial action filed a further lawsuit against the Corps again alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation.

On June 11, 2007, NovaGold announced that the United States District Court for the District of Alaska had concurred with the U.S. Army Corps of Engineers that “the guidelines for issuance of permit under the Clean Water Act were considered and addressed by the Corps,” and denied a request for a temporary restraining order and preliminary injunction against the project. The plaintiffs have filed an appeal on the ruling to the United States Court of Appeals for the Ninth Circuit. When making is ruling in June, the Court acknowledged that considerable time, effort, and expense was incurred by NovaGold and its subsidiary, Alaska Gold Company, to minimize the environmental impact of its mining operations, plan for environmental restoration after the mining operation is completed and educate the public regarding the project. Indeed, the Court stated the “if the project proceeds as planned, it is likely that much of the land involved will be left in far better condition than it was when the project began.” The plaintiffs appealed the decision to the United States Ninth Circuit Court of Appeals.

On January 4, 2008, NovaGold announced that the United States Ninth Circuit Court of Appeals ruled in NovaGold’s favor on all counts regarding the appeal challenging the Clean Water Act permit for Rock Creek mine. The Ninth Circuit Court affirmed the June 2007 decision of the United States District Court for Alaska dismissing the lawsuit.

On February 15, 2008, the plaintiffs filed a petition for panel rehearing and rehearing en banc with the Ninth Circuit Court of Appeals. The Appellate Court has not yet advised whether they will rehear the case, but the Company believes that it will again be successful if this matter proceeds.

The decisions of the Courts thus far have acknowledged NovaGold’s commitment to operate its projects to the highest environmental and safety standards. The Courts noted the Company’s substantial efforts to mitigate environmental damage from historical mining in the region and to minimize the environmental footprint of the project as much as possible. Further recognition was given to the Company’s efforts to create environmental enhancement projects such as improved fish and bird habitat, which will benefit the regional environment for years to come. The Appellate Court also recognized NovaGold’s extensive cooperation with the U.S. Army Corps of Engineers during the permitting process, its extraordinary efforts to understand (and thus avoid) the environmental impacts of the project, and its significant efforts to provide information to the public. Finally, the Appellate Court noted that the project as designed would bring significant environmental and economic benefits to the community of Nome.

Other

NovaGold is subject to additional litigation arising from its business activities. See Note 11 “Commitments and contingencies” in the Company’s consolidated financial statements for the year ended November 30, 2007. NovaGold does not believe that any of this litigation will have a material adverse affect on the Company.

ITEM 11       TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

ITEM 12       MATERIAL CONTRACTS

The Company’s material contracts include:

  Credit Facility dated January 31, 2008 between The Bank of Nova Scotia and NovaGold Resources Inc.;
  Limited Liability Company Agreement dated December 1, 2007 between Donlin Creek LLC, Barrick Gold U.S. Inc. and NovaGold Resources Alaska, Inc.;
  Galore Creek Partnership General Partnership Agreement dated August 1, 2007 between NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited and the amendment thereto dated November 25, 2007;
  Share Purchase Warrant Indenture dated July 7, 2005 between the Company and Computershare Trust Company of Canada providing for the issue of up to 3,130,000 Share Purchase Warrants; and
  Donlin Creek Mining Venture Agreement between the Company and Placer Dome U.S. Inc. (now, Barrick Gold U.S. Inc.) effective November 2002.

ITEM 13       INTEREST OF EXPERTS

Norwest Corporation, SRK Consulting (US), Inc., Sean Ennis, Bruce Davis, William Pennstrom, Jr., Ken Shinya, Gordon Doerksen, Kevin Francis, Stanton Dodd, Neal Rigby, Russ White, and Robert Sim, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 14       ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a), (i) to (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.